As filed with the Securities and Exchange Commission on March 1, 2006

Commission File Nos. 333-_____

811-08664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 89	☒

Jackson National Separate Account - I

(Exact Name of Registrant)

Jackson National Life Insurance Company

(Name of Depositor)

1 Corporate Way, Lansing, Michigan 48951

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (517) 381-5500

Susan Rhee, Esq.

Jackson National Life Insurance Company

1 Corporate Way

Lansing, MI 48951

(Name and Address of Agent for Service)

Copy to:

Joan E. Boros

Jorden Burt LLP

1025 Thomas Jefferson St. N.W.

Suite 400 East

Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: May 1, 2006 or as soon thereafter as reasonably practicable.

Calculation of Registration Fee under the Securities Act of 1933:

Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

Title of Securities Being Registered: Variable Portion of Individual and Group Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS MAY BE CHANGED. WE MAY NOT SELL BASED ON THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IS NOT SOLICITING AN OFFER TO PURCHASE, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

RETIREMENT LATITUDES

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by

Jackson National Life Insurance Company® and through

Jackson National Separate Account – I

The date of this prospectus is ______, 2006, which states the information about the separate account, the Contract, and Jackson National® you should know before investing. This prospectus is a summary and it is important that you read the Contract and Riders, which are the controlling documents, reflecting state or other variations. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the statement of additional information (SAI) dated _____, 2006 that is available upon request without charge. To obtain a copy, contact us at our:

Annuity Service Center

P.O. Box 17240

Denver, Colorado 80217-0240

1-800-766-4683

www.jnl.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 120. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (SEC) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus disclosure. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

"JNL®," "Jackson National®" and "Jackson National Life®" are trademarks of Jackson National Life Insurance Company.

"Standard & Poor's®," "S&P®," "S&P 500®" "Standard & Poor's 500," "500," "Standard & Poor's MidCap 400" and "S&P MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/S&P® 24 Fund are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Funds. Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P. S&P typically receives license fees from the issuers of such fund, some of which may be based on the amount of assets invested in the fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

"Dow Jones," "Dow Jones Industrial AverageSM," "Dow Jones Select Dividend IndexSM," "DJIASM," "DowSM" and "Dow 10SM " are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson National Life Insurance Company. Dow Jones has no relationship to the annuity and Jackson National Life Insurance Company, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100®," "Nasdaq-100 Index®," "Nasdaq Stock Market®" and "Nasdaq®" are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®15 Fund, the JNL/Mellon Capital Management VIP Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund. The JNL/Mellon Capital Management Nasdaq® 15 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 15 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

"Value Line®," "The Value Line Investment Survey," and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson National Life Insurance Company. The JNL/Mellon Capital Management Value Line® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 25 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund. Jackson National Life Insurance Company is not affiliated with any Value Line Company.

The Contract makes available for investment fixed and variable options. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the "Funds"):

JNL Series Trust	JNL/T. Rowe Price Established Growth Fund
JNL/AIM Large Cap Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/AIM Real Estate Fund	JNL/T. Rowe Price Value Fund
JNL/AIM Small Cap Growth Fund	JNL/Western High Yield Bond Fund
JNL/Alger Growth Fund	JNL/Western Strategic Bond Fund
JNL/Eagle Core Equity Fund	JNL/Western U.S. Government & Quality Bond Fund
JNL/Eagle SmallCap Equity Fund	JNL/S&P Managed Conservative Fund
JNL/FMR Balanced Fund	JNL/S&P Managed Moderate Fund
JNL/FMR Mid-Cap Equity Fund	JNL/S&P Managed Moderate Growth Fund
JNL/Franklin Templeton Income Fund	JNL/S&P Managed Growth Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Goldman Sachs Mid Cap Value Fund	JNL/S&P Retirement Income Fund
JNL/Goldman Sachs Short Duration Bond Fund	JNL/S&P Retirement 2015 Fund
JNL/JPMorgan International Equity Fund	JNL/S&P Retirement 2020 Fund
JNL/JPMorgan International Value Fund	JNL/S&P Retirement 2025 Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Value Fund	JNL Variable Fund LLC
JNL/Lazard Small Cap Value Fund	JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P 500 Index Fund	JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Small Cap Index Fund	JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management International Index Fund	JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management Bond Index Fund	JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund	JNL/Mellon Capital Management JNL Optimized 5 Fund JNL/Mellon Capital Management Nasdaq® 15 Fund
JNL/Oppenheimer Global Growth Fund	JNL/Mellon Capital Management S&P® 24 Fund
JNL/Oppenheimer Growth Fund	JNL/Mellon Capital Management Value Line® 25 Fund
JNL/PIMCO Total Return Bond Fund	JNL/Mellon Capital Management VIP Fund
JNL/Putnam Equity Fund	JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Putnam Midcap Growth Fund	JNL/Mellon Capital Management Communications Sector Fund
JNL/Putnam Value Equity Fund	JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Select Balanced Fund	JNL/Mellon Capital Management Financial Sector Fund
JNL/Select Global Growth Fund	JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Select Large Cap Growth Fund	JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Select Money Market Fund	JNL/Mellon Capital Management Technology Sector Fund
JNL/Select Value Fund

The Funds are not the same mutual funds that you would buy through your stockbroker or a retail mutual fund. The prospectuses for the Funds are attached to this prospectus.

(This page has been intentionally left blank.)

TABLE OF CONTENTS
GLOSSARY	2
KEY FACTS	4
FEES AND EXPENSES TABLES	6
THE ANNUITY CONTRACT	15
JACKSON NATIONAL	16
THE FIXED ACCOUNT	16
THE SEPARATE ACCOUNT	17
INVESTMENT DIVISIONS	18
CONTRACT CHARGES	27
PURCHASES	42
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	46
TELEPHONE AND INTERNET TRANSACTIONS	48
ACCESS TO YOUR MONEY	49
INCOME PAYMENTS (THE INCOME PHASE)	99
DEATH BENEFIT	104
TAXES	111
OTHER INFORMATION	116
PRIVACY POLICY	118
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	120
APPENDIX A (about Dow Jones)	A-1
APPENDIX B (about Contract Enhancement recapture charges)	B-1
APPENDIX C (GMWB examples) [TO BE UPDATED BY AMENDMENT]	C-1
APPENDIX D (5% GMWB With Annual Step-Up examples) [TO BE UPDATED BY AMENDMENT]	D-1
APPENDIX E (5% GMWB Without Annual Step-Up examples) [TO BE UPDATED BY AMENDMENT]	E-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint annuitants. Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple beneficiaries.

Completed Year – the succeeding twelve months from the date on which we receive a premium payment.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to each premium payment you make during the first Contract Year.

Contract Month – the period of time between consecutive monthly anniversaries of the Issue date.

Contract Value – the sum of your allocations between the Contract's Investment Divisions and Fixed Account.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.

Excess Interest Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

General Account – the General Account includes all our assets, including any Contract Value you allocate to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson National, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize "we," "our," or "us" in the prospectus.)

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owner.

Separate Account – Jackson National Separate Account – I.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options

The Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value. For more information about the fixed options, please see "THE FIXED ACCOUNT" beginning on page 16. For more information about the Investment Divisions, please see "INVESTMENT DIVISIONS" beginning on page 18.

Investment Purpose

The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see "TAXES" beginning on page 111.

Free Look

If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and time and other limitations depending on where you live. For more information, please see "Free Look" beginning on page 117. In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Purchases

There are minimum and maximum premium requirements. You may elect to receive a credit on your premium payments during the first Contract Year, subject to fees, conditions and limitations. The Contract also has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 42.

Withdrawals

Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event of some unforeseen emergencies. For more information, please see "ACCESS TO YOUR MONEY" beginning on page 49.

Income Payments	There are a number of income options available, including an optional, guaranteed minimum income benefit. For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 99.

Death Benefit

The Contract has a death benefit that becomes payable if you die before the Income Date. There are also a number of optional death benefits available. For more information, please see "DEATH BENEFIT" beginning on page 104.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract. The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge [1] –
Percentage of premium withdrawn, if applicable	8.5%

Maximum Contract Enhancement Recapture Charge [2] –
Percentage of the corresponding first year premiums withdrawn with a Contract Enhancement	4%

Maximum Premium Taxes [3] –
Percentage of each premium	3.5%

Commutation Fee: If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by an amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a discount rate that is (a) equal to the rate assumed in calculating the initial income payment and (b) no more than 1% higher than (a).

Transfer Charge [4] –
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge [5]	$22.50

[1]

There may be a withdrawal charge on these withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner’s death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date. The withdrawal charge is a schedule lasting seven Completed Years, and there is an optional withdrawal charge schedule (that is shorter) available:

		Completed Years Since Receipt Of Premium -
		0	1	2	3	4	5	6	7+
	Base Schedule	8.5%	8%	7%	6%	5%	4%	2%	0
	Four-year* Schedule	8%	7%	5.5%	3.5%	0	0	0	0
	*	In addition, an annual asset based charge of 0.40% is deducted in Contract Years 1-4. Premium will only be accepted in Contract Year 1.

[2]

Contract Enhancements (C.E.) are subject to recapture charges in addition to asset-based charges for specified periods. There may be a recapture charge on these withdrawals of Contract Value with a Contract Enhancement: if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the required minimum distributions of the Internal Revenue Code; a total withdrawal; and withdrawals on an Income Date that is within the recapture charge schedule. The recapture charge schedule is based on Completed Years and depends on your Contract Enhancement:

		Completed Years Since Receipt Of Premium -
		0	1	2	3	4	5	6	7+
	2% C.E.	2%	2%	1.25%	1.25%	0.5%	0	0	0
	3% C.E.	3%	3%	2%	2%	2%	1%	1%	0
	4% C.E.	4%	4%	2.5%	2.5%	2.5%	1.25%	1.25%	0
[3]	Premium taxes generally range from 0 to 3.5% and vary by state.
[4]	We do not count transfers in conjunction with dollar cost averaging, automatic rebalancing, and periodic automatic transfers.

[5]	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge [6]	$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions	1.15%

Mortality And Expense Risk Charge	1.00%

Administration Charge [7]	0.15%

Total Separate Account Annual Expenses for Base Contract	1.15%

Optional Endorsements

A variety of Optional Endorsements to the Contract are available. You may select one of each grouping below. [8]

Earnings Protection Benefit Maximum Annual Charge	0.45%

4% Contract Enhancement Maximum Annual Charge [9]	0.56%
3% Contract Enhancement Maximum Annual Charge [9]	0.42%
2% Contract Enhancement Maximum Annual Charge [10]	0.395%

Guaranteed Minimum Income Benefit (GMIB) Maximum Annual Charge [11]	0.60%
7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge [12]	0.75%
5% GMWB With Annual Step-Up Maximum Annual Charge [13]	1.47%
5% GMWB Without Step-Up Maximum Annual Charge [14]	0.50%
5% for Life GMWB With Annual Step-Up Maximum Annual Charge [15]	1.47%
5% for Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge [16]	1.50%
5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge [17]	1.47%
Joint 5% for Life GMWB With Annual Step-Up Maximum Annual Charge [18]	1.62%
Joint 5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge [19]	1.71%

Four-year Withdrawal Schedule Maximum Annual Charge [20]	0.40%
20% Additional Free Withdrawal Maximum Annual Charge	0.40%

5% Roll-up Death Benefit Maximum Annual Charge	0.70%
4% Roll-up Death Benefit Maximum Annual Charge	0.50%
Highest Anniversary Value Death Benefit Maximum Annual Charge	0.40%
Combination 5% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge	0.80%
Combination 4% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge	0.60%

[6]

This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from your allocations to the Investment Divisions and Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

[7]

This charge is waived on initial premiums of $1,000,000 or more, but we may reverse the waiver and reinstate the Administrative Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1,000,000.

[8]

Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled. The 4% and 3% Contract Enhancements and the Four-year Withdrawal Schedule are not available if you select the 20% Additional Free Withdrawal endorsement and vice versa. Also, you may not select both the Guaranteed Minimum Income Benefit and any Guaranteed Minimum Withdrawal Benefits.

[9]	This charge lasts for the first seven Contract Years.
[10]	This charge lasts for the first five Contract Years.
[11]	The charge for the GMIB is expressed as an annual percentage of the GMIB Benefit Base.
For Contracts with the GMIB purchased in Washington State (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "Guaranteed Minimum Income Benefit Charge" beginning on page 101. For more information about how the endorsement works, please see "Guaranteed Minimum Income Benefit" beginning on page 101.

[12]

0.75% is the maximum annual charge of the Guaranteed Withdrawal Balance (GWB), which charge is payable quarterly (monthly for Contracts purchased in Washington State). The charge is expressed as an annual percentage and depends on:

	•	When the endorsement is added to the Contract.
	•	The endorsement's availability.
	•	The basis for deduction – a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
	•	The frequency of deduction – quarterly, monthly, or daily.
The tables below have the maximum and current charges.

For Contracts to which this endorsement is added (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

7% GMWB
		Maximum Annual Charge	0.75%
		Current Annual Charge	0.40%	0.42%
		Charge Basis	GWB
		Charge Frequency	Quarterly	Monthly

For more information about the charge for this endorsement, please see "7 % Guaranteed Minimum Withdrawal Benefit Charge" beginning on page 32. For more information about how the endorsement works, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 52.

[13]

The charge is quarterly, currently 0.1625% of the GWB, which is 0.65% of the GWB on an annual basis, subject to a maximum annual charge of 1.45%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.055% of the GWB, which, annually, is 0.66% of the GWB. The charge is deducted at the end of each calendar quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 57. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

[14]

The charge is quarterly, currently 0.05% of the GWB, which is 0.20% of the GWB on an annual basis, subject to a maximum annual charge of 0.50%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.0175% of the GWB, which, annually, is 0.21% of the GWB. The charge is deducted at the end of each calendar quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 62. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

[15]

1.47% is the maximum annual charge of the 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% for Life GMWB With Annual Step-Up
Annual Charge	Maximum		Current
Ages 45 – 49	0.85%÷4	0.87%÷12	0.40%÷4	0.42%÷12
50 – 54	0.85%÷4	0.87%÷12	0.40%÷4	0.42%÷12
55 – 59	1.20%÷4	1.20%÷12	0.65%÷4	0.66%÷12
60 – 64	1.30%÷4	1.32%÷12	0.75%÷4	0.75%÷12
65 – 69	1.45%÷4	1.47%÷12	0.90%÷4	0.90%÷12
70 – 74	0.85%÷4	0.87%÷12	0.50%÷4	0.51%÷12
75 – 80	0.60%÷4	0.60%÷12	0.35%÷4	0.36%÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see "5% for Life GMWB With Annual Step-Up Charge" beginning on page 33. For more information about how the endorsement works, please see "5% for Life GMWB With Annual Step-Up" beginning on page 57.

[16]

1.50% is the maximum annual charge of the 5% for Life GMWB With Bonus and Annual Step-Up for the following age groups: 55-59, 60-64, and 65-69, which charge is payable quarterly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% for Life GMWB With Bonus and Annual Step-Up
Annual Charge	Maximum		Current
Ages 45 – 49	1.00%÷4	1.02%÷12	0.55%÷4	0.57%÷12
50 – 54	1.15%÷4	1.17%÷12	0.70%÷4	0.72%÷12
55 – 59	1.50%÷4	1.50%÷12	0.95%÷4	0.96%÷12
60 – 64	1.50%÷4	1.50%÷12	0.95%÷4	0.96%÷12
65 – 69	1.50%÷4	1.50%÷12	0.95%÷4	0.96%÷12
70 – 74	0.90%÷4	0.90%÷12	0.55%÷4	0.57%÷12
75 – 80	0.65%÷4	0.66%÷12	0.40%÷4	0.42%÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 35. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus and Annual Step-Up" beginning on page 72.

[17]

1.47% is the maximum annual charge of the 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% for Life GMWB With Bonus and Five-Year Step-Up
	Annual Charge	Maximum		Current
	Ages 45 – 49	0.85%÷4	0.87%÷12	0.40%÷4	0.42%÷12
	50 – 54	1.00%÷4	1.02%÷12	0.55%÷4	0.57%÷12
	55 – 59	1.45%÷4	1.47%÷12	0.85%÷4	0.87%÷12
	60 – 64	1.45%÷4	1.47%÷12	0.85%÷4	0.87%÷12
	65 – 69	1.20%÷4	1.20%÷12	0.65%÷4	0.66%÷12
	70 – 74	0.75%÷4	0.75%÷12	0.35%÷4	0.36%÷12
	75 – 80	0.55%÷4	0.57%÷12	0.30%÷4	0.30%÷12
	Charge Basis	GWB
	Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page 36. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus Five-Year Step-Up" beginning on page 80.

[18]

1.62% is the maximum annual charge of the Joint 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

Joint 5% for Life GMWB With Annual Step-Up
	Annual Charge	Maximum		Current
	Ages 45 – 49	1.00%÷4	1.02%÷12	0.55%÷4	0.57%÷12
	50 – 54	1.00%÷4	1.02%÷12	0.55%÷4	0.57%÷12
	55 – 59	1.35%÷4	1.35%÷12	0.80%÷4	0.81%÷12
	60 – 64	1.45%÷4	1.47%÷12	0.90%÷4	0.90%÷12
	65 – 69	1.60%÷4	1.62%÷12	1.05%÷4	1.05%÷12
	70 – 74	1.00%÷4	1.02%÷12	0.65%÷4	0.66%÷12
	75 – 80	0.75%÷4	0.75%÷12	0.50%÷4	0.51%÷12
	Charge Basis	GWB
	Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Annual Step-Up Charge" beginning on page 37. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Annual Step-Up" beginning on page 87.

[19]

1.71% is the maximum annual charge of the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

Joint 5% for Life GMWB With Bonus and Five-Year Step-Up
	Annual Charge	Maximum		Current
	Ages 45 – 49	1.10%÷4	1.11%÷12	0.65%÷4	0.66%÷12
	50 – 54	1.25%÷4	1.26%÷12	0.80%÷4	0.81%÷12
	55 – 59	1.70%÷4	1.71%÷12	1.10%÷4	1.11%÷12
	60 – 64	1.70%÷4	1.71%÷12	1.10%÷4	1.11%÷12
	65 – 69	1.45%÷4	1.47%÷12	1.90%÷4	0.90%÷12
	70 – 74	1.00%÷4	1.02%÷12	0.60%÷4	0.60%÷12
	75 – 80	0.80%÷4	0.81%÷12	0.55%÷4	0.57%÷12
	Charge Basis	GWB
	Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page 38. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up" beginning on page 92.

[20]	This charge lasts for the first four Contract Years.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses)

Minimum: %

Maximum: %

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

[TO BE UPDATED]

Fund Operating Expenses (As an annual percentage of the Fund's average daily net assets) Fund Name	Management and Admin Fee A	Service (12b-1) Fee	Other Expenses B	Annual Operating Expenses
JNL/AIM Large Cap Growth
JNL/AIM Real Estate
JNL/AIM Small Cap Growth
JNL/Alger Growth
JNL/Eagle Core Equity
JNL/Eagle SmallCap Equity
JNL/FMR Balanced
JNL/FMR Mid-Cap Equity
JNL/Franklin Templeton Income
JNL/Franklin Templeton Small Cap Value
JNL/Goldman Sachs Mid Cap Value
JNL/Goldman Sachs Short Duration Bond
JNL/JPMorgan International Equity
JNL/JPMorgan International Value
JNL/Lazard Emerging Markets
JNL/Lazard Mid Cap Value
JNL/Lazard Small Cap Value
JNL/Mellon Capital Management S&P 500 Index
JNL/Mellon Capital Management S&P 400 MidCap Index
JNL/Mellon Capital Management Small Cap Index
JNL/Mellon Capital Management International Index
JNL/Mellon Capital Management Bond Index
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index
JNL/Oppenheimer Global Growth
JNL/Oppenheimer Growth
JNL/PIMCO Total Return Bond
JNL/Putnam Equity
JNL/Putnam Midcap Growth
JNL/Putnam Value Equity
JNL/Select Balanced
JNL/Select Global Growth
JNL/Select Large Cap Growth
JNL/Select Money Market
JNL/Select Value
JNL/T. Rowe Price Established Growth
JNL/T. Rowe Price Mid-Cap Growth
JNL/T. Rowe Price Value
JNL/Western High Yield Bond
JNL/Western Strategic Bond
JNL/Western U.S. Government & Quality Bond
JNL/S&P Managed Conservative C
JNL/S&P Managed Moderate C
JNL/S&P Managed Moderate Growth C
JNL/S&P Managed Growth C
JNL/S&P Managed Aggressive Growth C
JNL/S&P Retirement Income C
JNL/S&P Retirement 2015 C

JNL/S&P Retirement 2020 C
JNL/S&P Retirement 2025 C
JNL/Mellon Capital Management DowSM 10
JNL/Mellon Capital Management S&P® 10
JNL/Mellon Capital Management Global 15
JNL/Mellon Capital Management 25
JNL/Mellon Capital Management Select Small-Cap
JNL/Mellon Capital Management JNL 5
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management Nasdaq® 15
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management Value Line® 25
JNL/Mellon Capital Management VIP
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management Communications Sector
JNL/Mellon Capital Management Consumer Brands Sector
JNL/Mellon Capital Management Financial Sector
JNL/Mellon Capital Management Healthcare Sector
JNL/Mellon Capital Management Oil & Gas Sector
JNL/Mellon Capital Management Technology Sector

A

Certain Funds pay Jackson National Asset Management, LLC, the Administrator, an administrative fee for certain services provided to the Fund by the Administrator. The JNL/Select Global Growth Fund, the JNL/JPMorgan International Equity Fund, the JNL/JPMorgan International Value Fund, the JNL/Lazard Emerging Markets Fund, the JNL/Oppenheimer Global Growth Fund and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund and the JNL/Mellon Capital Management Global 15 Fund pay an administrative fee of 0.15%; the JNL/Mellon Capital Management Global 15 Fund pays an administrative fee of 0.20%; the nine JNL/S&P Funds pay an administrative fee of 0.05%; and the other Funds pay an administrative fee of 0.10%. The Management and Administrative Fee and the Annual Operating Expenses columns in this table reflect the inclusion of any applicable administrative fee.

B

Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C

Underlying Fund Expenses. The expenses shown above are the annual operating expenses for the JNL/S&P Funds. Because the JNL/S&P Funds invest in other Funds of the JNL Series Trust and JNL Variable Fund LLC, the JNL/S&P Funds will indirectly bear its pro rata share of fees and expenses of the underlying Funds in addition to the expenses shown.

The total annual operating expenses for each JNL/S&P Fund (including both the annual operating expenses for the JNL/S&P Funds and the annual operating expenses for the underlying Funds) could range from ___ % to ____% (this range reflects an investment in the Funds with the lowest and highest Annual Operating Expenses). The table below shows estimated total annual operating expenses for each of the JNL/S&P Funds based on the pro rata share of expenses that the JNL/S&P Funds would bear if they invested in a hypothetical mix of underlying Funds. The Adviser believes the expenses shown below to be a likely approximation of the expenses the JNL/S&P Funds will incur based on the actual mix of underlying Funds. The expenses shown below include both the annual operating expenses for the JNL/S&P Fund and the annual operating expenses for the underlying Funds. The actual expenses of each JNL/S&P Fund will be based on the actual mix of underlying Funds in which it invests. The actual expenses may be greater or less than those shown.

[TO BE UPDATED]

	JNL/S&P Managed Conservative Fund	%
	JNL/S&P Managed Moderate Fund	%
	JNL/S&P Managed Moderate Growth Fund	%
	JNL/S&P Managed Growth Fund	%
	JNL/S&P Managed Aggressive Growth Fund	%
	JNL/S&P Retirement Income Fund	%
	JNL/S&P Retirement 2015 Fund	%
	JNL/S&P Retirement 2020 Fund	%
	JNL/S&P Retirement 2025 Fund	%

Example. The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The costs include Transaction Expenses (except Premium Taxes and Transfer Charges) and Periodic Expenses for a base Contract (no optional endorsements). (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.) The costs also include the maximum fees and expenses of any of the Funds. The example assumes that you invest $10,000 in the Contract for the time periods indicated, and that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years

* Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years

The example does not represent past or future expenses. Your actual costs may be higher or lower.

Condensed Financial Information. The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges for the base Contract and the various combinations of optional endorsements. The financial statements of the Separate Account and Jackson National can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account and at this time do not contain information about the Contracts. The financial statements of Jackson National that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Jackson National’s financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 90. Optional benefits may have different requirements, as noted.

You may allocate your Contract Value to

•	our Fixed Account, as may be made available by us, or as may be otherwise limited by us,
•	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

•	the accumulation phase, when you make premium payments to us, and
•	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the 5% For Life GMWBs. Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a general description of the Contracts. Your Contract and any endorsements are the controlling documents. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

JACKSON NATIONAL

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT

Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account. The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Both the availability of the Fixed Account options, and transfers into and out of the Fixed Account, may be subject to contractual and administrative requirements. For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

Each Fixed Account option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account options), so long as the Contract Value in the Fixed Account is not withdrawn, transferred, or annuitized until the end of the specified period. The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, afterwards. Depending on the Issue Date of your Contract, however, the Fixed Account minimum interest rate may be 3% a year, credited daily, in all Contract Years. Subject to these minimum requirements, we may declare different base interest rates at different times.

Your Contract Value in the Fixed Account may be subject to an "Excess Interest Adjustment" and a withdrawal charge, however, if you decide to withdraw or transfer your Contract Value allocated to the Fixed Account, or if you annuitize the Contract, before the end of the specified period. The Excess Interest Adjustment depends on the base interest rate that was available when you allocated Contract Value to a Fixed Account option versus the base interest rate available for allocations to the same Fixed Account option at the time of withdrawal, transfer, or annuitization. If your base interest rate is higher than the base interest rate available for allocations to the same Fixed Account option at the time of withdrawal, transfer, or annuitization, then the Excess Interest Adjustment will increase your Contract Value, and vice versa. However, there will be no Excess Interest Adjustment when the base interest rate available for allocations to the same Fixed Account option at the time of the withdrawal, transfer, or annuitization is less than your base interest rate by 0.5% or less. Also, there is no Excess Interest Adjustment on: the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will the Excess Interest Adjustment reduce the Contract Value below the minimum interest rate applicable to your Contract.

Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Excess Interest Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, the next closest specified period, or the one-year Fixed Account option (if there is one year or less until the Income Date), will apply.

You may allocate premiums to the one-year Fixed Account option, but we may require that the amount in the one-year Fixed Account (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of Investment Division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account as funds are automatically transferred into your choice of Investment Divisions. However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate, as it will be applied to a declining balance in the one-year Fixed Account.

The DCA+ Fixed Account, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account options. From time to time, we will offer special enhanced rates on the DCA+ Fixed Account. DCA+ Fixed Account is only available for new premiums.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

You may allocate your Contract Value to no more than 18 Investment Divisions and the Fixed Account at any one time. Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account options. However, this is not guaranteed. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust [TO BE UPDATED]

JNL/AIM Large Cap Growth Fund

Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)

Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies.

JNL/AIM Real Estate Fund

Jackson National Asset Management, LLC (and AIM Capital Management, Inc. and INVESCO Institutional (N.A.), Inc. (sub-sub-adviser))

Seeks high total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in real estate and real estate-related companies.

JNL/AIM Small Cap Growth Fund

Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)

Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-cap companies.

JNL/Alger Growth Fund

Jackson National Asset Management, LLC (and Fred Alger Management, Inc.)

Seeks long-term capital appreciation by investing at least 65% of its total assets in a diversified portfolio of equity securities - common stock, preferred stock, and securities convertible into or exchangeable for common stock of large companies which trade on U.S. exchanges or in the U.S. over-the-counter market.

JNL/Eagle Core Equity Fund

Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation and, secondarily, current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stock of U.S. companies that meet the criteria for one of three separate equity strategies: the growth equity strategy, the value equity strategy and the equity income strategy.

JNL/Eagle SmallCap Equity Fund

Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of $100 million to $3 billion.

JNL/FMR Balanced Fund

Jackson National Asset Management, LLC (and Fidelity Management & Research Company)

Seeks income and capital growth, consistent with reasonable risk by investing 60% of its assets in stocks and other securities and the remainder in bonds and other debt securities.

JNL/FMR Mid-Cap Equity Fund

Jackson National Asset Management, LLC (and Fidelity Management & Research Company)

Seeks long-term growth of capital by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of companies with medium market capitalizations.

JNL/Franklin Templeton Income Fund

Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

JNL/Franklin Templeton Small Cap Value Fund

Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of small-capitalization companies.

JNL/Goldman Sachs Mid Cap Value Fund

Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap® Value Index at the time of investing.

JNL/Goldman Sachs Short Duration Bond Fund

Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks a high level of current income, and secondarily, the potential for capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed income securities.

JNL/JPMorgan International Equity Fund

Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)

Seeks long-term total growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio consisting primarily of common stocks of non-U.S. companies. The Fund invests in foreign securities that the sub-adviser believes offer significant potential for long-term appreciation.

JNL/JPMorgan International Value Fund

Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.

JNL/Lazard Emerging Markets Fund

Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of companies whose principal business activities are located in emerging market countries and that the sub-adviser believes are undervalued based on their earnings, cash flow or asset values.

JNL/Lazard Mid Cap Value Fund

Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/Lazard Small Cap Value Fund

Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented by the Russell 2000® Index that the sub-adviser believes are undervalued.

JNL/Mellon Capital Management S&P 500 Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index to provide long-term capital growth by investing in large-capitalization company securities.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 400® Index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.

JNL/Mellon Capital Management Small Cap Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.

JNL/Mellon Capital Management International Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Free Index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.

JNL/Mellon Capital Management Bond Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Lehman Brothers Aggregate Bond Index to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to exceed the performance of the S&P 500 Index by tilting towards stocks having higher expected return while maintaining overall index characteristics.

JNL/Oppenheimer Global Growth Fund

Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

JNL/Oppenheimer Growth Fund

Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing mainly in common stocks of "growth companies." The Fund currently focuses on stocks of companies having a large capitalization (currently more than $12 billion) or mid-capitalization ($2 billion to $12 billion), but this focus could change over time as well as the companies the Fund considers to be currently large- and mid-capitalization.

JNL/PIMCO Total Return Bond Fund

Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum total return, consistent with the preservation of capital and prudent investment management, by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents.

JNL/Putnam Equity Fund

Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)

Seeks long-term capital growth by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in a diversified portfolio of common stock of domestic, large-capitalization companies. However, the Fund may also invest in preferred stocks, bonds, convertible preferred stock and convertible debentures if the sub-adviser believes that they offer the potential for capital appreciation.

JNL/Putnam Midcap Growth Fund

Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)

Seeks capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) mainly in common stocks of U.S. mid-capitalization companies of a similar size to those in the Russell MidCap® Growth Index, with a focus on growth stocks which are stocks whose earnings the sub-adviser believes are likely to grow faster than the economy as a whole.

JNL/Putnam Value Equity Fund

Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)

Seeks capital growth, with income as a secondary objective, by investing primarily in a diversified portfolio of equity securities of domestic, large-capitalization companies. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal market conditions, in equity securities.

JNL/Select Balanced Fund

Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities, but may also invest up to 15% of its assets in foreign equity and fixed income securities.

JNL/Select Global Growth Fund

Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of foreign and domestic issuers.

JNL/Select Large Cap Growth Fund

Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stocks of large companies selected for their growth potential.

JNL/Select Money Market Fund

Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

JNL/Select Value Fund

Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies, focusing on companies with large market capitalizations. Using a value approach, the fund seeks to invest in stocks that are undervalued relative to other stocks.

JNL/T. Rowe Price Established Growth Fund

Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in a portfolio of common stocks of growth companies.

JNL/T. Rowe Price Mid-Cap Growth Fund

Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies which the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Value Fund

Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective. In taking a value approach to investment selection, at least 65% of its total assets will be invested in common stocks the sub-adviser regards as undervalued.

JNL/Western High Yield Bond Fund

Jackson National Asset Management, LLC (and Western Asset Management Company)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in high-yield, high-risk debt securities ("junk bonds") and related investments and may invest in securities of foreign insurers.

JNL/Western Strategic Bond Fund

Jackson National Asset Management, LLC (and Western Asset Management Company and Western Asset Management Company Limited (sub-sub-adviser))

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of bonds and other fixed-income securities and related investments.

JNL/Western U.S. Government & Quality Bond Fund

Jackson National Asset Management, LLC (and Western Asset Management Company)

Seeks a high level of current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in: (i) U.S. treasury obligations; (ii) obligations issued or guaranteed by agencies or instrumentalities of the U.S. government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. government; and (iii) mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. government.

JNL/S&P Managed Conservative Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

JNL/S&P Managed Moderate Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

JNL/S&P Managed Moderate Growth Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

JNL/S&P Managed Growth Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

JNL/S&P Managed Aggressive Growth Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

JNL/S&P Retirement Income Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks high current income and as a secondary objective, capital appreciation by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors already in or near retirement.

JNL/S&P Retirement 2015 Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks high total return until its target retirement date. After the Fund’s target retirement date, the Fund’s objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2015, assuming a retirement age of 65.

JNL/S&P Retirement 2020 Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks high total return until its target retirement date. After the Fund’s target retirement date, the Fund’s objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2020, assuming a retirement age of 65.

JNL/S&P Retirement 2025 Fund

Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

Seeks high total return until its target retirement date. After the Fund’s target retirement date, the Fund’s objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2025, assuming a retirement age of 65.

About the JNL/S&P Retirement Funds. The JNL/S&P Retirement Funds have retirement target dates. The investment strategies of these funds are designed to limit your risk of investment losses as of the date you expect to make withdrawals from your Contract. There is at least some degree of overlap between this fundamental goal and the protections provided under the Contract's basic death benefit and under certain optional features, specifically: (i) the Earnings Protection Benefit; (ii) the GMIB; and (iii) any GMWB.

Each of these four benefits provides a specific guarantee of minimum value regardless of investment performance on certain relevant dates: (i) the Owner's date of death in the case of death benefits and the Earnings Protection Benefit; and (ii) an Owner's specific age under the GMIB and a GMWB. To the extent the JNL/S&P Retirement Funds achieve their specific goals, the need for and the additional value of the protections received under these four benefits may be somewhat diminished.

The potential for overlap is greatest for the GMIB and GMWB because those benefits will come into effect at approximately the same date as the JNL/S&P Retirement Funds' applicable target retirement date. The potential for overlap generally is less for death benefits and the Earnings Protection Benefit because those benefits do not come into effect on a fixed or predetermined date and the likelihood the Owner's date of death will be the same as the date that is the target date for the JNL/S&P Retirement Funds is relatively small. Investment in a fund such as the JNL/S&P Retirement Income Fund, however, may not be consistent with the Earnings Protection Benefit to the extent that conservative investing may not accomplish the Earnings Protection Benefit goal of providing an additional payout to help offset potential tax liabilities if there are earnings in the Contract at the Owner’s death.

You, therefore, are encouraged to consider whether you want to participate in an optional benefit when you plan to invest in a JNL/S&P Retirement Fund. Among the considerations are the charges for the optional benefits and the value to you of having overlapping goals and protections. In addition, there may be personal considerations affecting your decision that a knowledgeable adviser can assist you in weighing.

JNL Variable Fund LLC [TO BE UPDATED]

JNL/Mellon Capital Management DowSM 10 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management S&P® 10 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Global 15 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management 25 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Select Small-Cap Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation.

JNL/Mellon Capital Management JNL 5 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management JNL Optimized 5 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies.

JNL/Mellon Capital Management Nasdaq® 15 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation.

JNL/Mellon Capital Management S&P® 24 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing in the common stocks of companies that have the potential for capital appreciation.

JNL/Mellon Capital Management Value Line® 25 Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 25 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.

JNL/Mellon Capital Management VIP Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies.

JNL/Mellon Capital Management DowSM Dividend Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 20 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last fiscal year compared to the prior year and price-to-book on or about the last business day before each "Stock Selection Date."

JNL/Mellon Capital Management Communications Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Consumer Brands Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Financial Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Healthcare Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Oil & Gas Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Technology Sector Fund

Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson National. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Funds and Investment Divisions may be available in the future.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you selected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. On an annual basis, this charge equals 1.00% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

•	to make income payments for the life of the Annuitant during the income phase;
•	to waive the withdrawal charge in the event of the Owner's death; and
•	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is taken from the Investment Divisions and the Fixed Account options based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate

Account. If the initial premium equals $1,000,000 or more, we will waive the administration charge. However, we reserve the right to reverse this waiver and reinstate the administration charge if withdrawals are made in the first Contract Year that result in the Contract Value falling substantially below $1,000,000, as determined by us.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•

premiums that are no longer subject to a withdrawal charge (premiums in your annuity for at least seven years or four years for the Four-Year Withdrawal Charge Period option without being withdrawn), plus

•	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your remaining premiums allocated to those accounts)
•

during each Contract Year 10% (20% if you have elected the 20% Additional Free Withdrawal endorsement) of premium that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

•	withdrawals in excess of the free withdrawal amounts, or
•	withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or
•

withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner’s death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

•	amounts withdrawn in a total withdrawal, or
•	amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Four-Year Withdrawal Charge Period option and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

Withdrawal Charge (as a percentage of premium payments):

Completed Years since Receipt of Premium	0	1	2	3	4	5	6	7+

Base Schedule	8.5%	8%	7%	6%	5%	4%	2%	0

Withdrawal Charge if Four-Year Period applies	8%	7%	5.5%	3.5%	0	0	0	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

Note: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

•	income payments (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);
•	death benefits;
•

withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner’s death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge);

•

if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions and Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

•

if permitted by your state, withdrawals of up to 25% of your Contract Value from the Investment Divisions and Fixed Account (12½% for each of two joint Owners) if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National or any of our affiliates.

Earnings Protection Benefit Charge. If you select the Earnings Protection Benefit endorsement, you may pay us a charge that equals a maximum of 0.45% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. The charge on currently offered Contracts may be less. Please check with your representative to learn about the current level of the charge and its availability in your state. This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (75 years old or younger), even though the benefit is not payable. If your spouse elects to continue the Contract under the Special Spousal Continuation Option, the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease. We stop deducting this charge on the date you annuitize.

Contract Enhancement Charge. If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Fixed Account options by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depends upon which of the Contract Enhancements you select:

Contract Enhancement	2%	3%	4%

Charge (on an annual basis)	0.395%	0.42%	0.56%

Due to this charge, it is possible that upon a total withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

Contract Enhancement Recapture Charge. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payment withdrawn if an optional Contract Enhancement is selected)

Completed Years Since Receipt of Premium	0	1	2	3	4	5	6	7+
Recapture Charge (2% Credit)	2%	2%	1.25%	1.25%	0.5%	0	0	0
Recapture Charge (3% Credit)	3%	3%	2%	2%	2%	1%	1%	0
Recapture Charge (4% Credit)	4%	4%	2.5%	2.5%	2.5%	1.25%	1.25%	0

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do not assess the recapture charge on any amounts paid out as:

•	death benefits;
•	withdrawals taken under the additional free withdrawal provision;
•

withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

•

if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account or from the Fixed Account options if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

•

if permitted by your state, additional withdrawals of up to 25% of your Contract Value from the Separate Account or the Fixed Account options (12½% for each of two joint Owners) if you incur certain serious medical conditions specified in your Contract.

Guaranteed Minimum Income Benefit Charge. The charge for the GMIB depends on the endorsement's availability and the frequency of deduction, as explained below.

For Contracts with the GMIB (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

For Contracts with the GMIB purchased in Washington State (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. For more information about the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" beginning on page 101. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection, as applicable. Similarly, the charge is prorated upon termination of the endorsement. PLEASE NOTE: The charge for the GMIB will be deducted even if you never use the benefit. Also, the GMIB only applies to certain optional income payments.

7% Guaranteed Minimum Withdrawal Benefit Charge. The charge for this GMWB is expressed as an annual percentage and depends on when the endorsement is added to the Contract. The charge also depends on the endorsement's availability, the basis for deduction, and the frequency of deduction, as explained below.

For Contracts to which this GMWB is added (subject to availability), the charge is:

Maximum Annual Charge	Current Annual Charge
Quarterly or Monthly	Quarterly	Monthly
0.75%	0. 40% ÷ 4	0. 421% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 52. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select the benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge with a step-up, again subject to the applicable maximum annual charge.

We stop deducting the charge on the earlier date that you annuitize the Contract or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 52.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up Charge. If you select the 5% GMWB With Annual Step-Up, in most states you will pay 0.1625% of the GWB each calendar quarter. In some states, the charge is monthly, currently 0.055% of the GWB, which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 57. We deduct this charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement, including conversion, if permitted. The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each calendar quarter. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each calendar quarter. If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each Contract Month. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month. We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to a maximum charge of 1.45% annually in states where the charge is quarterly, 1.47% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

5% Guaranteed Minimum Withdrawal Benefit Without Step-Up Charge. If you select the 5% GMWB without Step-Up, in most states you will pay 0.05% of the GWB each calendar quarter. In some states, the charge is monthly, currently 0.0175% of the GWB, which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 62. We deduct this charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement, including conversion, if permitted. The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each calendar quarter. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each calendar quarter. If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0125% of the GWB each Contract Month. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.01% of the GWB each Contract Month. We reserve the right to prospectively change the charge on new Contracts, or before you select this benefit if after your Contract is issued, subject to a maximum charge of 0.50% annually in states where the charge is quarterly, 0.51% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up Charge. The charge for this GMWB is expressed as an annual percentage and depends on the

Owner’s age when the endorsement is added to the Contract. The charge varies by age group (see table below). With joint Owners, the charge is based on the older Owner’s age. For the Owner that is a legal entity, the charge is based on the Annuitant’s age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

Annual Charge	Maximum		Current
Ages 45 – 49	0.85% ÷ 4	0.87% ÷ 12	0.40% ÷ 4	0.42% ÷ 12
50 – 54	0.85% ÷ 4	0.87% ÷ 12	0.40% ÷ 4	0.42% ÷ 12
55 – 59	1.20% ÷ 4	1.20% ÷ 12	0.65% ÷ 4	0.66% ÷ 12
60 – 64	1.30% ÷ 4	1.32% ÷ 12	0.75% ÷ 4	0.75% ÷ 12
65 – 69	1.45% ÷ 4	1.47% ÷ 12	0.90% ÷ 4	0.90% ÷ 12
70 – 74	0.85% ÷ 4	0.87% ÷ 12	0.50% ÷ 4	0.51% ÷ 12
75 – 80	0.60% ÷ 4	0.60% ÷ 12	0.35% ÷ 4	0.36% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 66. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 66. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 66.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up Charge. The charge for this GMWB is expressed as an annual percentage and depends on the Owner’s age when the endorsement is added to the Contract. The charge varies by age group (see table below). With joint Owners, the charge is based on the older Owner’s age. For the Owner that is a legal entity, the charge is based on the Annuitant’s age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

Annual Charge	Maximum		Current
Ages 45 – 49	1.00% ÷ 4	1.02% ÷ 12	0.55% ÷ 4	0.57% ÷ 12
50 – 54	1.15% ÷ 4	1.17% ÷ 12	0.70% ÷ 4	0.72% ÷ 12
55 – 59	1.50% ÷ 4	1.50% ÷ 12	0.95% ÷ 4	0.96% ÷ 12
60 – 64	1.50% ÷ 4	1.50% ÷ 12	0.95% ÷ 4	0.96% ÷ 12
65 – 69	1.50% ÷ 4	1.50% ÷ 12	0.95% ÷ 4	0.96% ÷ 12
70 – 74	0.90% ÷ 4	0.90% ÷ 12	0.55% ÷ 4	0.57% ÷ 12

75 – 80	0.65% ÷ 4	0.66% ÷ 12	0.40% ÷ 4	0.42% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 72. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 72. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 72.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up Charge. The charge for this GMWB is expressed as an annual percentage and depends on the Owner’s age when the endorsement is added to the Contract. The charge varies by age group (see table below). With joint Owners, the charge is based on the older Owner’s age. For the Owner that is a legal entity, the charge is based on the Annuitant’s age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

Annual Charge	Maximum		Current
Ages 45 – 49	0.85% ÷ 4	0.87% ÷ 12	0.40% ÷ 4	0.42% ÷ 12
50 – 54	1.00% ÷ 4	1.02% ÷ 12	0.55% ÷ 4	0.57% ÷ 12
55 – 59	1.45% ÷ 4	1.47% ÷ 12	0.85% ÷ 4	0.87% ÷ 12
60 – 64	1.45% ÷ 4	1.47% ÷ 12	0.85% ÷ 4	0.87% ÷ 12
65 – 69	1.20% ÷ 4	1.20% ÷ 12	0.65% ÷ 4	0.66% ÷ 12
70 – 74	0.75% ÷ 4	0.75% ÷ 12	0.35% ÷ 4	0.36% ÷ 12
75 – 80	0.55% ÷ 4	0.57% ÷ 12	0.30% ÷ 4	0.30% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract

Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 80. The charge is prorated, from the endorsement's effective date to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 80. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 80.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up Charge. The charge for this GMWB is expressed as an annual percentage and depends on the youngest joint Owner’s age when the endorsement is added to the Contract. The charge varies by age group (see table below), and both Owners must be within the eligible age range.

Annual Charge	Maximum		Current
Ages 45 – 49	1.00% ÷ 4	1.02% ÷ 12	0.55% ÷ 4	0.57% ÷ 12
50 – 54	1.00% ÷ 4	1.02% ÷ 12	0.55% ÷ 4	0.57% ÷ 12
55 – 59	1.35% ÷ 4	1.35% ÷ 12	0.80% ÷ 4	0.81% ÷ 12
60 – 64	1.45% ÷ 4	1.47% ÷ 12	0.90% ÷ 4	0.90% ÷ 12
65 – 69	1.60% ÷ 4	1.62% ÷ 12	1.05% ÷ 4	1.05% ÷ 12
70 – 74	1.00% ÷ 4	1.02% ÷ 12	0.65% ÷ 4	0.66% ÷ 12
75 – 80	0.75% ÷ 4	0.75% ÷ 12	0.50% ÷ 4	0.51% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 87. The charge is prorated, from the endorsement's effective date to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 87. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 87.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up Charge. The charge for this GMWB is expressed as an annual percentage and depends on the youngest joint Owner’s age when the endorsement is added to the Contract. The charge varies by age group (see table below) and both Owners must be within the eligible age range.

Annual Charge	Maximum		Current
Ages 45 – 49	1.10% ÷ 4	1.11% ÷ 12	0.65% ÷ 4	0.66% ÷ 12
50 – 54	1.25% ÷ 4	1.26% ÷ 12	0.80% ÷ 4	0.81% ÷ 12
55 – 59	1.70% ÷ 4	1.71% ÷ 12	1.10% ÷ 4	1.11% ÷ 12
60 – 64	1.70% ÷ 4	1.71% ÷ 12	1.10% ÷ 4	1.11% ÷ 12
65 – 69	1.45% ÷ 4	1.47% ÷ 12	0.90% ÷ 4	0.90% ÷ 12
70 – 74	1.00% ÷ 4	1.02% ÷ 12	0.60% ÷ 4	0.60% ÷ 12
75 – 80	0.80% ÷ 4	0.81% ÷ 12	0.55% ÷ 4	0.57% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Annual Step-Up" beginning on page 80. The charge is prorated, from the endorsement's effective date to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 72. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 72.

Death Benefit Charges. There is no additional charge for the Contract's basic death benefit. However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit. Please ask your agent whether there are variations on these benefits in your state or contact our Annuity Service Center. Our contact information is on the cover page of this prospectus.

If you select the 5% Roll-up Death Benefit, you will pay 0.45%, subject to a maximum of 0.70% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

If you select the 4% Roll-up Death Benefit, you will pay 0.30%, subject to a maximum of 0.50% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

If you select the Highest Anniversary Value Death Benefit, you will pay 0.25%, subject to a maximum of 0.70% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

If you select the Combination 5% Roll-up and Highest Anniversary Value Death Benefit, you will pay 0.55%, subject to a maximum of 0.80% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

If you select the Combination 4% Roll-up and Highest Anniversary Value Death Benefit, you will pay 0.40%, subject to a maximum of 0.60% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

We stop deducting this charge on the date you annuitize.

Four-Year Withdrawal Charge Period. If you select the optional four-year withdrawal charge period feature, you will pay 0.40% on an annual basis of the average daily net asset value of your allocations to the investment divisions. We stop deducting this charge after the first four Contract Years.

20% Additional Free Withdrawal Charge. If you select the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract Year without a withdrawal charge, you will pay 0.40% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge after the first seven Contract Years.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

•

(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

•

(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC. For more information, please see "Fund Operating Expenses" table beginning on page 12.

Premium Taxes. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state premium tax, if any, will vary from state to state).

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

Distribution of Contracts. Jackson National Life Distributors, Inc. ("JNLD"), located at 8055 E. Tufts Avenue, Denver, Colorado 80237, serves as the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid up front, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of their own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. These cash payments, or reimbursements, to broker-dealers are in recognition of their marketing and distribution and/or administrative services support and are sometimes referred to as "revenue sharing." They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products. Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management and sales volume. Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%). Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars. Examples of such payments include, but are not limited to, reimbursements for representative training meetings, prospecting seminars, and business development and educational enhancement items. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.

Below is a listing of the 19 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2005 from the Distributor in relation to the sale of our insurance products:

1.	WM Financial
2.	LPL Financial Services
3.	National Planning Corporation
4.	SII Investments
5.	Invest
6.	Fifth Third Securities
7.	Raymond James
8.	Securities America
9.	Webster Securities
10.	ICA
11.	IFMG
12.	Commonwealth Financial Network

13.	Thrivent
14.	Intersecurities
15.	Mutual Service Corporation
16.	Prime Capital Services
17.	Lincoln Financial Advisors
18.	Centaurus Financial
19.	Jefferson Pilot Securities Corporation

We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. If you elect the optional Three Year Withdrawal Charge Period endorsement, if available, a lower commission may be paid to the registered representative who sells you your Contract than if you elect to purchase the product without that endorsement. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors, Inc., we are affiliated with the following broker-dealers:

•	National Planning Corporation,
•	SII Investments, Inc.,
•	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
•	Investment Centers of America, Inc., and
•	BH Clearing, LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the "Other Contracts") issued by Jackson National Life Insurance Company and its subsidiary, Jackson National Life Insurance Company of New York. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, is the primary participating broker-dealer in the sale of Contracts and is compensated by JNLD, as are unaffiliated broker-dealers, for its activities at the standard rates of compensation. The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by JNL or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	$5,000 under most circumstances
•	$2,000 for a qualified plan Contract

Minimum Additional Premiums:

•	$500 for a qualified or non-qualified plan
•	$50 for an automatic payment plan
•	You can pay additional premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. There is a $100 minimum balance requirement for each Investment Division and Fixed Account. We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premiums:

•	The maximum aggregate premiums you may make without our prior approval is $1 million.

The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits, the GMIB or any GMWB.

Allocations of Premium. You may allocate your premiums to one or more of the Investment Divisions and Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Investment Division or a Fixed Account is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

Although more than 18 Investment Divisions and the Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Optional Contract Enhancements. If you elect one of our optional Contract Enhancements, then at the end of any business day in the first Contract Year when we receive a premium payment, we will credit your Contract Value with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. There is a charge, described above, that is assessed against the Investment Divisions and the Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement you elect. We will also impose a Contract Enhancement recapture charge if you:

•	make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),
•	elect to receive payment under an income option, or
•	return your Contract during the Free Look period.

The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies, withdrawals of earnings, withdrawals in accordance with an additional free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code. If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Fixed Account options, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years (five for the 2% Contract Enhancement). As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement. We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven years (five years for the 2% Contract Enhancement) after a first year premium payment. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during Contract Years two through seven (five for the 2% Contract Enhancement), you would likely have a lower Contract Value than if you had not elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to make substantially all of their premium payments in the first Contract Year. Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).

Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge. If you make premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance. Contract Values may also be higher if you pay additional premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

•	death benefits computed on the basis of Contract Value;
•	withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal endorsement, if elected);
•	withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;
•	if permitted by your state, withdrawals under our:
° Terminal Illness Benefit;
° Specified Conditions Benefit; or
° Extended Care Benefit. (See page 51 below.)

You may not elect the 3% or 4% Contract Enhancement endorsements or the Four-year Withdrawal Schedule with the 20% Additional Free Withdrawal option.

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account options are available. There is no charge for the Capital Protection Program. You should consult your JNL representative with respect to the current availability of Fixed Account options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3.00% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson National receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson National will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guarantee period.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

•	determining the total amount of assets held in the particular Investment Division;
•	subtracting any asset-based charges and taxes chargeable under the Contract; and

•	dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Excess Interest Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers: Market Timing. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;
•	requiring a minimum time period between each transfer;
•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jnl.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnl.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or complete withdrawal,
•	by electing the Systematic Withdrawal Program,
•	by electing a Guaranteed Minimum Withdrawal Benefit, or
•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment. For more information about withdrawal charges, please see "Withdrawal Charge" beginning on page 29.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal. If you are not specific, your withdrawal will be taken from your allocations to the Investment Divisions and Fixed Account based on the proportion their respective values bear to the Contract Value. With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see "Taxes" beginning on page 111.

Waiver of Withdrawal and Recapture Charges for Certain Emergencies. We will waive the withdrawal charge (withdrawals from the Investment Divisions and the Fixed Account), but not any Excess Interest Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

•

Terminal Illness Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions and Fixed Account that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;

•

Specified Conditions Benefit, under which you may make a one-time withdrawal of up to 25% (for joint Owners, this benefit applies to each of them for 12½%) of your Contract Value from the Investment Divisions and Fixed Account with no withdrawal charge or recapture charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:

	°	Heart attack

	°	Stroke
	°	Coronary artery surgery
	°	Life-threatening cancer
	°	Renal failure or
	°	Alzheimer's disease; and
•

Extended Care Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions and Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

Optional Four-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a four-year withdrawal period with withdrawal charges in contribution years one through four of 8%, 7%, 5.5%, and 3.5%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.40% of average daily net asset value of your allocations to the Investment Divisions.

The charge for the Four-year Withdrawal Charge Period option continues for the first four Contract Years. The potential benefits of this option normally will persist for no more than four to six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefits persist for a longer time than for a Contract where only the initial payment is made). Under this benefit you may only make premium payments in Contract Year 1. In the process of evaluating this option, please weigh the benefit of the added liquidity that this benefit provides against the negative impact that its charge will have on your Accumulation Value and the restriction it places on your ability to subsequently contribute premium. You may not elect this option if you elect the 20% Additional Free Withdrawal endorsement.

20% Additional Free Withdrawal. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of premiums that are subject to a withdrawal charge, minus earnings, during a Contract Year without a withdrawal charge and you will pay 0.40% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. The charge for the 20% Additional Free Withdrawal benefit will continue for the first seven Contract Years. This endorsement will replace the 10% Additional Free Withdrawal. The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals. The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available. Any time you use the 20% Additional Free Withdrawal endorsement when the amount of the withdrawal exceeds the GAWA and the Contract Value is less than the GWB, it is disadvantageous. You may not elect this option if you elect the 3% or 4% Contract Enhancement endorsements or the Four-year Withdrawal Charge option. Premium will only be accepted in Contract Year 1.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual’s particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up. However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The 5% For Life GMWBs with Joint Option have a higher charge than the For Life GMWBs without the Joint Option.

7% Guaranteed Minimum Withdrawal Benefit. The following description of the 7% GMWB is supplemented by some examples in Appendix C [TO BE UPDATED BY AMENDMENT] that may assist you in understanding how the 7% GMWB calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 7% GMWB may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. The 7% GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We may limit the availability of this optional endorsement. Once selected, the 7% GMWB cannot be canceled. If you select the 7% GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 7% GMWB may also be selected after the Issue Date within 30 days before any Contract Anniversary. If you select the 7% GMWB after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value. The GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount. Upon selection, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 7%. However, withdrawals are not cumulative. If you do not take 7% in one Contract Year, you may not take more than 7% the next Contract Year. If you withdraw more than 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 7% of the net premium payment or 7% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s) and even reset to the then current Contract Value, likely reducing the GAWA, too. Withdrawals greater than GAWA impact the GAWA differently, depending on when you selected the 7% GMWB, because the calculation is different. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 6 of Appendix C [TO BE UPDATED BY AMENDMENT] illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

•	the GWB prior to the partial withdrawal less the partial withdrawal; or
•	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

•	the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
•	the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

•	the GAWA prior to the partial withdrawal; or
•	the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

•	the GAWA prior to the partial withdrawal, or
•	the GWB after the partial withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.

Step-Up. In the event Contract Value is greater than the GWB, the 7% GMWB allows the GWB to be reset to Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

The GWB equals Contract Value.
With a Step-Up –
The GAWA is recalculated, equaling the greater of:
	•	7% of the new GWB; Or
	•	The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after the 7% GMWB is added to the Contract.

A Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Spousal Continuation. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add the 7% GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. The 7% GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and the 7% GMWB endorsement already applies to the Contract, the 7% GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the Contract Value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

Surrender. If your Contract is surrendered, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 7% GMWB. The 7% GMWB is terminated.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die before the payments have been completed, the remaining payments will be made to the Beneficiary.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

Effect of GMWB on Tax Deferral. The purchase of the 7% GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors on this and other matters prior to electing the 7% GMWB.

Conversion. You may convert the 7% GMWB to any For Life GMWB. Conversion may extend the time period withdrawals are guaranteed, to the longer of your life and until the GWB, as recalculated under the For Life GMWB endorsement, as applicable, is completely recovered. At the same time, conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because recalculated GWB takes into account any negative investment performance under your Contract. For conversion, the For Life GMWB must be available, and you must meet the eligibility requirements. There is an administrative form. Conversion is permitted on any Contract Anniversary five years after the later of your endorsement's effective date or last step-up. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary. With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is after any charges for the 7% GMWB, and less the recapture charge on any Contract Enhancement that would apply on a full withdrawal at the time of conversion. In recalculating GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. Any new GAWA becomes the GAWA under the new endorsement, based on the GWB, as recalculated. We will send you the new endorsement. Upon conversion, the conditions, rules, and limitations of the new optional withdrawal benefit will apply to you. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

For certain tax-qualified Contracts to which the 7% GMWB is added (subject to availability), withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) are allowed, under certain circumstances, to meet the Contract's required minimum distribution (RMD) under the Internal Revenue Code (Code), and the endorsement's guarantees will not be compromised. Otherwise, the GWB and GAWA could be adversely recalculated, as described above.

Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 7% GMWB, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating the GMWB in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D [TO BE UPDATED BY AMENDMENT]). Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 7% GMWB ultimately suits your needs relative to your RMD.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up. The following description of the 5% GMWB With Annual Step-Up is supplemented by some examples in Appendix D [TO BE UPDATED BY AMENDMENT] that may assist you in understanding how 5% GMWB With Annual Step-Up calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. The 5% GMWB With Annual Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB With Annual Step-Up cannot be canceled. If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value. The

GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s) and even reset to the then current Contract Value, likely reducing the GAWA, too. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 6 in Appendix D [TO BE UPDATED BY AMENDMENT] illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

•	the GWB prior to the partial withdrawal less the partial withdrawal; or
•	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

•	the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
•	the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

•	the GAWA prior to the partial withdrawal; or
•	the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

•	the GAWA prior to the partial withdrawal, or
•	the GWB after the partial withdrawal, or
•	5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For certain tax-qualified Contracts, the 5% GMWB With Annual Step-Up allows for withdrawals greater than GAWA to meet the required minimum distribution (RMD) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years. Only your RMDs for one calendar year are allowed per Contract Year. With the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary. Please consult your tax adviser regarding RMDs before purchasing a tax-qualified Contract with the 5% GMWB With Annual Step-Up, as well as before taking any withdrawals.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 62. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" beginning on page 63.

Step-Ups. Step-ups with the 5% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 5% of the new GWB or GAWA before step-up. Step-ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult with the registered representative who helped you to purchase the Contract or contact us at our Annuity Service Center.

Spousal Continuation. If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination. The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up. The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available – whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Annuitant) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

Effect of GMWB on Tax Deferral. The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

Conversion. You may convert the 5% GMWB With Annual Step-Up to any For Life GMWB. Conversion may extend the time period withdrawals are guaranteed, to the longer of your life and until the GWB, as recalculated under the For Life GMWB endorsement, as applicable, is completely recovered. At the same time, conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because recalculated GWB takes into account any negative investment performance under your Contract. For conversion, the For Life GMWB must be available, and you must meet the eligibility requirements. There is an administrative form. Conversion is permitted on any Contract Anniversary five years after your endorsement's effective date. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary. With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is after any charges for the 5% GMWB With Annual Step-Up, and less the recapture charge on any Contract Enhancement that would apply on a full withdrawal at the time of conversion. In recalculating GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value. Any new GAWA becomes the GAWA under the new endorsement, based on the GWB, as recalculated. We will send you the new endorsement. Upon conversion, the conditions, rules, and limitations of the new optional withdrawal benefit will apply to you. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

5% Guaranteed Minimum Withdrawal Benefit Without Step-Up. The following description of the 5% GMWB Without Step-Up is supplemented by some examples in Appendix E [TO BE UPDATED BY AMENDMENT] that may assist you in understanding how 5% GMWB Without Step-Up calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB without Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. The 5% GMWB without Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB without Step-Up cannot be canceled. If you select the 5% GMWB without Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB without Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB without Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value. The GWB can never be more than $5 million, and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (see below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB without Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s) and even reset to the then current Contract Value, likely reducing the GAWA, too. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 6 in Appendix E [TO BE UPDATED BY AMENDMENT] illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

•	the GWB prior to the partial withdrawal less the partial withdrawal; or
•	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

•	the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
•	the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

•	the GAWA prior to the partial withdrawal; or
•	the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

•	the GAWA prior to the partial withdrawal, or
•	the GWB after the partial withdrawal, or
•	5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For certain tax-qualified Contracts, the 5% GMWB without Step-Up allows for withdrawals greater than GAWA to meet the required minimum distribution (RMD) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB without Step-Up, GAWA is based on Contract Years. Only your RMDs for one calendar year are allowed per Contract Year. With the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary. Please consult your tax adviser regarding RMDs before purchasing a tax-qualified Contract with the 5% GMWB without Step-Up, as well as before taking any withdrawals.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 62. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" beginning on page 63.

Spousal Continuation. If you die before annuitizing a Contract with the 5% GMWB without Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB without Step-Up endorsement already applies to the Contract, the 5% GMWB without Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB without Step-Up, if the 5% GMWB without Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination. The 5% GMWB without Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB without Step-Up. The 5% GMWB without Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available – whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Annuitant) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

Effect of GMWB on Tax Deferral. The purchase of the 5% GMWB without Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB without Step-Up.

Conversion. You may convert the 5% GMWB without Step-Up to any For Life GMWB. Conversion may extend the time period withdrawals are guaranteed, to the longer of your life and until the GWB, as recalculated under the For Life GMWB endorsement, as applicable, is completely recovered. At the same time, conversion may reduce the amount of your withdrawals available under the new benefit versus the old benefit because recalculated GWB takes into account any negative investment performance under your Contract. For conversion, the For Life GMWB must be available, and you must meet the eligibility requirements. There is an administrative form. Conversion is permitted on any Contract Anniversary five years after your endorsement's effective date. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary. With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is after any charges for the 5% GMWB without Step-Up, and less the recapture charge on any Contract Enhancement that would apply on a full withdrawal at the time of conversion. In recalculating GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value. Any new GAWA becomes the GAWA under the new endorsement, based on the GWB, as recalculated. We will send you the new endorsement. Upon conversion, the conditions, rules, and limitations of the new optional withdrawal benefit will apply to you. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

•	The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.
Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices [TO BE UPDATED BY AMENDMENT]). Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial premium net of any applicable premium taxes.
The GAWA equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA equals 5% of the GWB.

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements are not included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a

GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. The GWB can never be more than $5 million (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.) For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the withdrawal less the withdrawal; Or
	•	Zero.
The GAWA:
	•	Is unchanged while the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the lesser of:
	•	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
	•	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	•	5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; Or
	•	The greater of 5% of the GWB after the withdrawal, or zero.

Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 16. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 112. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" beginning on page 113.

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Premiums.

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
The GAWA is also recalculated, increasing by:
	•	5% of the premium net of any applicable premium taxes; Or
	•	5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

With a Step-Up –	The GWB equals Contract Value.

The GAWA is recalculated, equaling the greater of:
	•	5% of the new GWB; Or
	•	The GAWA before the Step-Up.

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero .and the Contract is still in the accumulation phase. Upon your death (or the first Owner’s death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

58

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the payment less the payment; Or
	•	Zero.
The GAWA:
	•	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner’s death (or the first Owner’s death with joint Owners), the Beneficiary who is the Owner’s spouse may elect to:

•

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	°	Upon the Owner’s death, the For Life Guarantee is void.
	°	Only the GWB is payable while there is value to it (until depleted).
	°	Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.
	°	Contract Anniversaries will continue to be based on the Contract’s Issue Date.
•	Continue the Contract without this GMWB (GMWB is terminated).
•

Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 110.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge and all benefits cease on the earliest of:

•	The Income Date;
•	The date of complete withdrawal of Contract Value (full surrender of the Contract);
•	The date of the Owner’s death (or the first Owner’s death with joint Owners), unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB;
•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
•	The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

•	The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the

Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

•

With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices). Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial premium net of any applicable premium taxes.
The GAWA equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA equals 5% of the GWB.

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements are not included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. The GWB can never be more than $5 million (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.) For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the withdrawal less the withdrawal; Or
	•	Zero.
The GAWA:
	•	Is unchanged while the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the lesser of:
	•	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
	•	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	•	5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement, or zero; Or
	•	The greater of 5% of the GWB after the withdrawal

Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 16. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 112. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" beginning on page 113.

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 MRD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Premiums.

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
The GAWA is also recalculated, increasing by:
	•	5% of the premium net of any applicable premium taxes; Or
	•	5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

With a Step-Up –	The GWB equals Contract Value.
The GAWA is recalculated, equaling the greater of:
	•	5% of the new GWB; Or
	•	The GAWA before the Step-Up.

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. Upon your death (or the first Owner’s death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the payment less the payment; Or
	•	Zero.
The GAWA:
	•	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner’s death (or the first Owner’s death with joint Owners), the Beneficiary who is the Owner’s spouse may elect to:

•

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	°	Upon the Owner’s death, the For Life Guarantee is void.
	°	Only the GWB is payable while there is value to it (until depleted).
	°	Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.
	°	Contract Anniversaries will continue to be based on the Contract’s Issue Date.
•	Continue the Contract without this GMWB (GMWB is terminated).
•

Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 110.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge and all benefits cease on the earliest of:

•	The Income Date;
•	The date of complete withdrawal of Contract Value (full surrender of the Contract);
•	The date of the Owner’s death (or the first Owner’s death with joint Owners), unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB;
•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
•	The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to grow (even in a down market relative to your Contract Value allocated to any Investment Divisions). The growth, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

•	How the bonus is calculated;
•	What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
•	For how long the bonus is available; and
•	When and what happens when the bonus is applied to the GWB.

The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
•	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
•

With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

° All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
° A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
•	With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.
•	With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.
The Bonus Base can never be more than $5 million.
The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:
•	The tenth Contract Anniversary after the effective date of the endorsement;
•	The Contract Anniversary on or immediately following the Owner's (if Joint Owners, the oldest Owner’s) 81st birthday; or
•	The date Contract Value is zero.
Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract’s Issue Date.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. When the bonus is applied:
•	The GWB is recalculated, increasing by 5% of the Bonus Base.
•	The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
Examples below [TO BE UPDATED BY AMENDMENT] illustrate the bonus in limited circumstances and with specific factual assumptions.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

•	The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

•

With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial premium net of any applicable premium taxes.
The GAWA equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA equals 5% of the GWB.

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements are not included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. The GWB can never be more than $5 million (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.) For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the withdrawal less the withdrawal; Or
	•	Zero.
The GAWA:
	•	Is unchanged while the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the lesser of:
	•	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
	•	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	•	5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement, or zero; Or
	•	The greater of 5% of the GWB after the withdrawal

Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 16. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 112. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" beginning on page 113.

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The RMDs for calendar years 2005 and 2006 are 14 and 16, respectively.

If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70½), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2005 RMD) until March 30, 2006, he may still take the 2006 RMD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2006 RMD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third RMD (the 2007 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Premiums.

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
The GAWA is also recalculated, increasing by:
	•	5% of the premium net of any applicable premium taxes; Or
	•	5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

With a Step-Up –	The GWB equals Contract Value.
The GAWA is recalculated, equaling the greater of:
	•	5% of the new GWB; Or
	•	The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner’s death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the payment less the payment; Or
	•	Zero.
The GAWA:
	•	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner’s death (or the first Owner’s death with joint Owners), the Beneficiary who is the Owner’s spouse may elect to:

•

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract in Good Order is called the Continuation Date.)

	°	Upon the Owner’s death, the For Life Guarantee is void.
	°	Only the GWB is payable while there is value to it (until depleted).
°

The Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the Beneficiary’s election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

	°	Contract Anniversaries will continue to be based on the Contract’s Issue Date.
•	Continue the Contract without this GMWB (GMWB is terminated).

•

Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 110.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge and all benefits cease on the earliest of:

•	The Income Date;
•	The date of complete withdrawal of Contract Value (full surrender of the Contract);
•	The date of the Owner’s death (or the first Owner’s death with joint Owners), unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB;
•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
•	The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to grow (even in a down market relative to your Contract Value allocated to any Investment Divisions). The growth, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

•	How the bonus is calculated;
•	What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
•	For how long the bonus is available; and
•	When and what happens when the bonus is applied to the GWB.

The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
•	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
•

With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

	°	All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
	°	A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

•	With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.
•	With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.
The Bonus Base can never be more than $5 million.
The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:
•	The tenth Contract Anniversary after the effective date of the endorsement;
•	The Contract Anniversary on or immediately following the Owner's (if Joint Owners, the oldest Owner’s) 81st birthday; or
•	The date Contract Value is zero.
Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract’s Issue Date.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. When the bonus is applied:
•	The GWB is recalculated, increasing by 5% of the Bonus Base.
•	The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base.
Examples below [TO BE UPDATED BY AMENDMENT] illustrate the bonus in limited circumstances and with specific factual assumptions.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Ups. For Contracts with joint Owners only, if the joint Owners are spouses (as defined under the Internal Revenue Code), this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

•	The joint Owner's life who dies last (the "For Life Guarantee") if the For Life Guarantee is in effect;

This GMWB is limitedly available for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last. This GMWB is not available for tax-qualified Contracts.

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest joint Owner's 65th birthday. If the youngest joint Owner is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required and both Owners must be within the eligible age range); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the Guaranteed Annual Withdrawal Amount (GAWA). Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial premium net of any applicable premium taxes.
The GAWA equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA equals 5% of the GWB.

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements are not included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. The GWB can never be more than $5 million (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA. The two tables below clarify what happens in either instance.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the withdrawal less the withdrawal; Or
	•	Zero.
The GAWA:
	•	Is unchanged while the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the GAWA. You may withdraw the GAWA all at once or throughout the Contract Year. Withdrawing less than the GAWA in a Contract Year does not entitle you to withdraw more than the GAWA in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the GAWA in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA –	The GWB is recalculated, equaling the lesser of:
	•	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
	•	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	•	5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; Or
	•	The greater of 5% of the GWB after the withdrawal, or zero.

Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 16. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 112.

Premiums.

74

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
The GAWA is also recalculated, increasing by:
	•	5% of the premium net of any applicable premium taxes; Or
	•	5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

With a Step-Up –	The GWB equals Contract Value.
The GAWA is recalculated, equaling the greater of:
	•	5% of the new GWB; Or
	•	The GAWA before the Step-Up.

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. Upon the death of any joint Owner, this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the payment less the payment; Or
	•	Zero.
The GAWA:
	•	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the first Owner’s death, the Beneficiary who is the Owner’s spouse (joint Owner) may elect to:

•

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

°

If the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. Otherwise, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest joint Owner's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life guarantee will be set on the effective date of the endorsement.

	°	Continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.
	°	Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.
	°	Contract Anniversaries will continue to be based on the Contract’s Issue Date.
	°	A new joint owner may not be added if a surviving spouse continues the Contract.
•	Continue the Contract without this GMWB (GMWB is terminated).
•	Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 110.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge and all benefits cease on the earliest of:

•	The Income Date;
•	The date of complete withdrawal of Contract Value (full surrender of the Contract);
•

The date of death of any joint Owner, unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee);

•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
•	The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up. For Contracts with joint Owners only, if the joint Owners are spouses (as defined under the Internal Revenue Code), this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

•	The joint Owner's life who dies last (the "For Life Guarantee") if the For Life Guarantee is in effect;

This GMWB is limitedly available for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last. This GMWB is not available for tax-qualified Contracts.

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest joint Owner's 65th birthday. If the youngest joint Owner is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices) [TO BE UPDATED BY AMENDMENT]. Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required and both Owners must be within the eligible age range); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the Guaranteed Annual Withdrawal Amount (GAWA). Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial premium net of any applicable premium taxes.
The GAWA equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA equals 5% of the GWB.

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements are not included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. The GWB can never be more than $5 million (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA. The two tables below clarify what happens in either instance.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the withdrawal less the withdrawal; Or
	•	Zero.
The GAWA:
	•	Is unchanged while the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the GAWA. You may withdraw the GAWA all at once or throughout the Contract Year. Withdrawing less than the GAWA in a Contract Year does not entitle you to withdraw more than the GAWA in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the GAWA in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA –	The GWB is recalculated, equaling the lesser of:
	•	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
	•	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	•	The greater of 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; Or
	•	5% of the GWB after the withdrawal, or zero.

Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 16. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" beginning on page 112.

Premiums.

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
The GAWA is also recalculated, increasing by:
	•	5% of the premium net of any applicable premium taxes; Or
	•	5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GWMB charge may be increased, subject to the maximum charges listed above.

With a Step-Up –	The GWB equals Contract Value.
The GAWA is recalculated, equaling the greater of:
	•	5% of the new GWB; Or
	•	The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. Upon the death of any joint Owner, this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect. Otherwise, payments will be made while there is value to the GWB (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

79

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	•	The GWB before the payment less the payment; Or
	•	Zero.
The GAWA:
	•	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	•	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the first Owner’s death, the Beneficiary who is the Owner’s spouse (joint Owner) may elect to:

•

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

°

If the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. Otherwise, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest joint Owner's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life guarantee will be set on the effective date of the endorsement.

	°	Continuing the Contract with the GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.
	°	Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.
	°	Contract Anniversaries will continue to be based on the Contract’s Issue Date.
	°	A new joint owner may not be added if a surviving spouse continues the Contract.
•	Continue the Contract without this GMWB (GMWB is terminated).
•	Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 110.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly statement charge and all benefits cease on the earliest of:

•	The Income Date;
•	The date of complete withdrawal of Contract Value (full surrender of the Contract);
•

The date of death of any joint Owner, unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee);

•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
•	The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to grow (even in a down market relative to your Contract Value allocated to any Investment Divisions). The growth, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

•	How the bonus is calculated;
•	What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
•	For how long the bonus is available; and
•	When and what happens when the bonus is applied to the GWB.

The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
•	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
•

With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

° All withdrawals count, including: systematic withdrawals; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
° A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
•	With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.
•	With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.
The Bonus Base can never be more than $5 million.
The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:
•	The tenth Contract Anniversary after the effective date of the endorsement;
•	The Contract Anniversary on or immediately following the youngest joint Owner's 81st birthday; or
•	The date Contract Value is zero.
Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract’s Issue Date.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. When the bonus is applied:
•	The GWB is recalculated, increasing by 5% of the Bonus Base.
•	The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base.
Examples below [TO BE UPDATED BY AMENDMENT] illustrate the bonus in limited circumstances and with specific factual assumptions.

The 5% For Life GMWBs with Joint Option available only to spouses differ from the 5% For Life GMWBs without the Joint Option available to spouses and unrelated parties and enjoy the following advantages:

•	If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving joint owner.
•

If one of the owners dies before the automatic payment of benefits begins, the spouse may continue the Contract and the "For Life" guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
•	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
•	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least 7 days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70½ under a traditional Individual Retirement Annuity (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70½ or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

•	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
•	the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;
•	which income option you select; and
•

the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for option 4 or 4.5% for options 1-3 and, if you select an income option with a life contingency, the age and gender of the Annuitant; however, the assumed investment rate is 3% for all options on Contracts. State variations may apply.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

Guaranteed Minimum Income Benefit. The optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. The guarantee is different depending on when you purchased a Contract.

This benefit is only available if:

•	you elect it prior to your Contract's Issue Date;
•	the Annuitant is not older than age 75 on the Issue Date; and
•

you exercise it on or within 30 calendar days of your 10th, or any subsequent, Contract Anniversary but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

The GMIB will terminate and will not be payable at the earliest of:

•	the Income Date (if prior to the effective date of the GMIB);
•	the 31st calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;
•	the date you make a total withdrawal from the Contract;
•	upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or
•	if the Owner is not a natural person, upon the death of the Annuitant.

Once elected, the GMIB cannot be terminated in any other way while your Contract is in force.

You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only types of income payments available under the GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

Option 1 - Life Income,

Option 2 - Joint and Survivor,

Option 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

Option 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

No other income options will be available, and no partial annuitizations will be allowed.

After the 10th Contract Anniversary or any subsequent Contract Anniversary, the Contract Owner must exercise this option prior to the Income Date. The GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

The GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits. You will not receive any benefit under this endorsement if you make a total withdrawal of your Contract Value.

Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "GMIB Benefit Base." The GMIB Benefit Base is the greater of (a) or (b), where:

(a) is the Roll-Up Component which is equal to:

•	all premiums you have paid (net of any applicable premium taxes); plus
•	any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; minus
•	an adjustment (described below) for any withdrawals (including any applicable charges and Excess Interest Adjustments to those withdrawals);

compounded at an annual interest rate of 5% from the Issue Date until the earlier of the Annuitant's 80th birthday or the exercise date of the GMIB.

All adjustments for Premiums and Contract Enhancements are made on the date of the Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the exercise date of the GMIB. For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments to such withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than would proportional withdrawals. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

For example, the calculations for a Contract issued with an initial Premium payment of $10,000, the Guaranteed Minimum Income Benefit, and a 4% Contract Enhancement would be as follows.  Assume the Owner takes a gross withdrawal during the Contract Year of $400, which is less than 5% of the Roll-Up Component as of the previous Contract Anniversary and therefore treated as a dollar-for-dollar withdrawal at the end of the Contract Year.  The Roll-Up Component of the GMIB Benefit Base at the end of the year will be equal to the Premium and Contract Enhancement accumulated at 5% to the end of the year; less the withdrawal adjustment of $400 made at the end of the year.  The resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05  - $400 = $10,520. These examples do not take into account taxes.

and (b) is the Greatest Contract Value Component and is equal to:

•	the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; minus
•	an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Excess Interest Adjustments for those withdrawals); plus
•	any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; minus
•	any annual contract maintenance charge, transfer charge, and any applicable non-asset based charges due under any optional endorsement deducted after that Contract Anniversary; and minus
•	any taxes deducted after that Contract Anniversary.

All of the applicable listed events and their adjustments are made on the date of the transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

Neither component of the GMIB Benefit Base will ever exceed:

•	200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); minus
•	any withdrawals (including related charges and adjustments) deducted since the issuance of the Contract.

If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations.

Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of the GMIB, with multiple Contracts or otherwise, is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

You may not elect both the GMIB and a GMWB, and you may not elect to add a GMWB after the Issue Date to a Contract with the GMIB.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Instead you may choose an optional death benefit for an additional charge, availability of which may vary by state. For more information about the availability of an optional death benefit in your state, please see the application, check with the registered representative helping you to purchase the Contract or contact us at our Annuity Service Center. Our contact information is on the first page of this prospectus. The optional death benefits are only available upon application, and once chosen, cannot be canceled. The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include any required interest from the date of death. The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

•	your Contract Value on the date we receive all required documentation from your Beneficiary; or
•

the total premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Earnings Protection Benefit. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value, including any Contract Enhancement, exceeds the remaining premiums (premiums not previously withdrawn). If the earnings amount is negative, i.e., the total remaining premiums are greater than your Contract Value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first Contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the Contract Value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

•	if your Contract is in the income phase at the time of your death;
•	if there are no earnings in your Contract; or
•	if your spouse exercises the Special Spousal Continuation Option (described below) and either
° is age 76 or older at the Continuation Date or
° elects to discontinue the Earnings Protection Benefit.

The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

Optional Death Benefits. Several optional death benefits are available, in lieu of or in addition to any Earnings Protection Benefit, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit. Optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

Depending on when and in what state you applied for the Contract: the availability of an optional death benefit may have been different; how an optional death benefit is calculated varies; and we may have referred to an optional death benefit by a different name – all as noted below.

For purposes of these optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deductions

Following are the calculations for the optional death benefits. For purposes of these calculations, with the "Roll-up" component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

5% Roll-up Death Benefit, changes your basic death benefit to the greatest of:

(a)	your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
(c)

your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday.

However, the interest rate is 4% per annum if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

4% Roll-up Death Benefit, changes your basic death benefit to the greatest of:

(a)	your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
(c)

your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday.

However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a)	your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)

your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

Combination 5% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a)	your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
(c)

your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or

(d)

your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes), subsequent to that Contract Anniversary.

However, the interest rate is 4% if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

Combination 4% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a)	your Contract Value as of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
(c)

your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or

(d)

your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

Payout Options. The basic death benefit and the optional death benefits can be paid under one of the following payout options:

•	single lump sum payment; or
•	payment of entire death benefit within 5 years of the date of death; or

•

payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 110.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Moreover, if the Contract has the Earnings Protection Benefit and/or another optional death benefit (instead of the basic death benefit), we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The GMIB will terminate upon your death (and no further GMIB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "Guaranteed Minimum Income Benefit" beginning on page 101. Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 52. Because the "for life" guarantee would no longer be in effect with the 5% for Life GMWB, however, the benefit would allow the spouse to take partial withdrawals until the GWB is depleted. The Contract, and its optional benefits, remains the same, except as described above. There is no charge for the Spousal Continuation Option; however, your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

Unless your spouse discontinues the Earnings Protection Benefit on the Continuation Date, charges for the benefit will be deducted even though no Earnings Protection Benefit will apply if your spouse is 76 or older when the Contract is continued.

The Special Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-Selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59 1/2;
•	paid to your Beneficiary after you die;
•	paid if you become totally disabled (as that term is defined in the Code);
•

paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•	paid under an immediate annuity; or
•	which come from premiums made prior to August 14, 1982.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

•	reaches age 59 1/2;
•	leaves his/her job;
•	dies;
•	becomes disabled (as that term is defined in the Code); or
•	experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

•	there was a written agreement providing for payments of the fees solely from the annuity Contract,

•	the Contract Owner had no liability for the fees, and
•	the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date. If you do not annuitize your Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes.  The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90.  In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time.  Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval. The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson National regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 67 Investment Divisions and at least one Fixed Account option, although a Contract owner can select no more than 18 fixed and variable options at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, distributions from a Contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

(a)

one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution;
(c)	a hardship withdrawal; or
(d)	the non-taxable portion of a distribution.

OTHER INFORMATION

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account options from the one-year Fixed Account or any of the Investment Divisions. If the Fixed Account options are not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Fixed Account or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account is a "source account" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Accounts. The DCA+ Fixed Account is credited with an enhanced interest rate. If a DCA+ Fixed Account is selected, monies in the DCA+ Fixed Account will be systematically transferred to the Investment Divisions or other Fixed Accounts chosen over the DCA+ term selected. There is no charge for DCA+. You should consult your JNL representative with respect to the current availability of the Fixed Account options and the availability of DCA+.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one year Fixed Account Option, if currently available, and the Money Market Investment Division). There is no charge for Earnings Sweep.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account (if currently available) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

•	the Contract Value, plus
•	any fees (other than asset-based fees) and expenses deducted from the premiums, minus
•	any applicable Contract Enhancement recapture charges.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law. In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

•	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
•	Standardized average annual total return is calculated in accordance with SEC guidelines.
•

Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70½ or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation. These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Legal Proceedings. Jackson National is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against JNL asserts various theories of liability and purports to be filed on behalf of individuals or differing classes persons in the United States who purchased either life insurance or annuity products from JNL during periods ranging from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson National on a non-material basis, or is being vigorously defended. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

•	Information we receive from you on applications or other forms;
•	Information about your transactions with us;
•	Information we receive from a consumer reporting agency;
•	Information we obtain from others in the process of verifying information you provide us; and
•	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

Security to Protect the Confidentiality of Nonpublic Personal Information. We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF

THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Services	3
Purchase of Securities Being Offered	3
Underwriters	4
Calculation of Performance	4
Additional Tax Information	6
Net Investment Factor	19
Condensed Financial Information	21

APPENDIX A

Dow Jones does not:

•

Sponsor, endorse, sell or promote the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

•

Recommend that any person invest in the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other securities.

•

Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

•

Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

•

Consider the needs of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund in determining, composing or calculating the DJIA or have any obligation to do so.

A-1

Dow Jones will not have any liability in connection with the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:
•

The results to be obtained by the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund, the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other person in connection with the use of the DJIA and the data included in the DJIA;

• The accuracy or completeness of the DJIA and its data;
• The merchantability and the fitness for a particular purpose or use of the DJIA and its data.
•	Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data.
•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between Jackson National Life Insurance Company® and Dow Jones is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other third parties.

A-2

APPENDIX B

JNL Example 1 using the Base Withdrawal Charge Schedule
100,000.00	: Premium
6.00%	: Withdrawal Charge Year 4
4.00%	: Contract Enhancement
2.50%	: Recapture Charge Year 4
5.50%	: Net Return

At end of Year 4
128,837.76	: Contract Value at end of year 4
100,000.00	: Net Withdrawal requested

28,837.76	: Earnings
77,772.94	: Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
106,610.70	: Total Gross Withdrawal

106,610.70	: Total Gross Withdrawal
-4,666.38	: Withdrawal Charge
-1,944.32	: Recapture Charge
100,000.00	: Total Net Withdrawal

JNL Example 2 using the Base Withdrawal Charge Schedule
10/1/05
100,000.00	: Premium
7.00%	: Withdrawal Charge Contribution Year 3
2.50%	: Recapture Charge Contribution Year 3
12/1/05
100,000.00	: Premium
8.00%	: Withdrawal Charge Contribution Year 2
4.00%	: Recapture Charge Contribution Year 2

4.00%	: Contract Enhancement
0.00%	: Net Return

11/1/07
208,000.00	: Contract Value
150,000.00	: Net Withdrawal Requested

8,000.00	: Earnings
12,000.00	: 10% Additional Free Withdrawal amount
100,000.00	: Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
44,886.36	: Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
164,886.36	: Total Gross Withdrawal

164,886.36	: Total Gross Withdrawal
-7,000.00	: Withdrawal Charge from Premium 1
-2,500.00	: Recapture Charge from Premium 1
-3,590.91	: Withdrawal Charge from Premium 2
-1,795.45	: Recapture Charge from Premium 2
150,000.00	: Total Net Withdrawal

B-1

APPENDIX C

[TO BE UPDATED BY AMENDMENT]

These examples are provided to assist you in understanding how the GWB and GAWA values are computed, and how they may be altered by various events, including subsequent premium payments, election of the "step-up," or partial withdrawals. The examples only depict limited circumstances and specific factual assumptions. The results may vary depending upon the timing or sequence of actions, as well as changes in market conditions. If you are contemplating electing the GMWB, or exercising any rights thereunder, in making your decision please consider the results based on the specific facts that apply to you.

All of the following examples assume you select the 7% GMWB when you purchase your Contract and your initial Premium payment is $100,000. No other optional benefits are selected. They also assume that no charges or adjustments will apply to partial withdrawals.

Example 1: At issue, the GWB and GAWA are determined.

•	Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.
•	Your Guaranteed Annual Withdrawal Amount (GAWA) is $7,000, which is 7% of your GWB.

Example 2: Subsequent Premium payment.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

•	Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).
•	Your GAWA is $10,500, which is your prior GAWA ($7,000) plus 7% of your additional Premium payment ($3,500).

Example 3: Withdrawal equal to the GAWA.

If you take the GAWA ($7,000) as a withdrawal before the end of the first Contract Year, then

•	Your GWB becomes $93,000, which is your prior GWB ($100,000) minus the GAWA ($7,000).
•	Your GAWA for the next year remains $7,000, because you did not take more than the GAWA ($7,000).

Example 4: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA is reduced as a result of the transaction.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.
Your new GWB is $40,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $6,300.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 7 additional years to deplete the new GWB.

Example 5: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA remains unchanged.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.
Your new GWB is $60,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

Example 6: Withdrawal greater than the GAWA when the Contract Value has decreased due to negative market performance.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.
Your new GWB becomes $30,000, since this is the lesser of the two amounts.
•

Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $2,100.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 7: Step-up.

If you elect to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB, assuming you have made no withdrawals and your Contract Value at the time of step-up is $200,000, then

•	We recalculate your GWB to equal your Contract Value, which is $200,000.
•	We recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.
•	After the "step-up," if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 8: Values may differ based on the order of your elections. The following two examples demonstrate the different results if you elect a "step-up" prior to submitting a withdrawal request rather than making the withdrawal prior to a "step-up."

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($7,000) as a withdrawal, then

8A: Step-up followed by withdrawal.

•

Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

•

Upon withdrawal of less than or equal to the GAWA, your GWB becomes $193,000, which is your prior GWB ($200,000) minus the withdrawal ($7,000). Your GAWA remains $14,000, because you did not take more than the GAWA.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 14 additional years to deplete the new GWB.

8B: Withdrawal followed by a Step-up.

•

Upon withdrawal of less than or equal to the GAWA, your GWB becomes $93,000, which is your prior GWB ($100,000) minus the withdrawal ($7,000). Your GAWA remains $7,000, because you did not take more than the GAWA.

•

Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $193,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($13,510) and choose the greater amount ($13,510). This is your new GAWA.

•	After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 9: The following two examples demonstrate that in some cases the order of your transactions will not impact the final results.

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: Step-up followed by withdrawal.

•

Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

•

Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $12,950.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

9B: Withdrawal followed by a Step-up.

•

Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

•

Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($12,950) and choose the greater amount ($12,950). This is your new GAWA.

•	After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

APPENDIX D

[TO BE UPDATED BY AMENDMENT]

These examples are provided to assist you in understanding how the GWB and GAWA values are computed, and how they may be altered by various events, including subsequent premium payments, "step-ups," or partial withdrawals. The examples only depict limited circumstances and specific factual assumptions. The results may vary depending upon the timing or sequence of actions, as well as changes in market conditions. If you are contemplating electing the GMWB, or exercising any rights thereunder, in making your decision please consider the results based on the specific facts that apply to you.

All of the following examples assume you select the 5% GMWB With Annual Step-Up when you purchase your Contract and your initial premium payment is $100,000. No other optional benefits are selected. They also assume that no charges or adjustments will apply to partial withdrawals.

Example 1: At issue, the GWB and GAWA are determined.

•	Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial premium payment.
•	Your Guaranteed Annual Withdrawal Amount (GAWA) is $5,000, which is 5% of your GWB.

Example 2: Subsequent premium payment.

If you make an additional premium payment of $50,000 and your GWB is $100,000 at the time of the payment, then

•	Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional premium payment ($50,000).
•	Your GAWA is $7,500, which is your prior GAWA ($5,000) plus 5% of your additional premium payment ($2,500).

Example 3: Withdrawal equal to the GAWA.

If you take the GAWA ($5,000) as a withdrawal before the end of the first Contract Year, then

•	Your GWB becomes $95,000, which is your prior GWB ($100,000) minus the GAWA ($5,000).
•	Your GAWA for the next year remains $5,000, because you did not take more than the GAWA ($5,000).

Example 4: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA is reduced as a result of the transaction.

If you withdraw $60,000 and your Contract Value is $150,000 and your GWB is $100,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.
Your new GWB is $40,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $4,500.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

Example 5: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA remains unchanged.

If you withdraw $40,000 and your Contract Value is $150,000 and your GWB is $100,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.
Your new GWB is $60,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

Example 6: Withdrawal greater than the GAWA when the Contract Value has decreased due to negative market performance.

If you withdraw $50,000 and your Contract Value is $80,000 and your GWB is $100,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.
Your new GWB becomes $30,000, since this is the lesser of the two amounts.
•

Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $1,500.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

Example 7: Step-up.

If at the time of "step-up" your Contract Value is $200,000, your GWB is $100,000, and your GAWA is $5,000, then

•	We recalculate your GWB to equal your Contract Value, which is $200,000.
•	We recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.
•	After the "step-up," if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

Example 8: On or after the 13th Contract Year, "step-ups" must be elected by the Owner, subject to certain limitations. Values may differ based on the order of your elections. The following two examples demonstrate the different results if you elect a "step-up" prior to submitting a withdrawal request rather than making the withdrawal prior to a "step-up."

If prior to any transactions your Contract Value is $200,000, your GWB is $100,000,and you wish to "step-up" your GMWB but also wish to take the GAWA prior to any transactions ($5,000) as a withdrawal, then

8A: Step-up followed by withdrawal.

•

Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

•

Upon withdrawal of less than or equal to the GAWA, your GWB becomes $195,000, which is your prior GWB ($200,000) minus the withdrawal ($5,000). Your GAWA remains $10,000, because you did not take more than the GAWA.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

8B: Withdrawal followed by a Step-up.

•

Upon withdrawal of less than or equal to the GAWA, your GWB becomes $95,000, which is your prior GWB ($100,000) minus the withdrawal ($5,000). Your GAWA remains $5,000, because you did not take more than the GAWA.

•

Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $195,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,750) and choose the greater amount ($9,750). This is your new GAWA.

•	After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

Example 9: The following two examples demonstrate that in some cases the order of your transactions will not impact the final results.

If prior to any transactions your Contract Value is $200,000, your GWB is $100,000, your GAWA is $5,000, and you wish to "step-up" your GMWB but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: Step-up followed by withdrawal.

•

Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

•

Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $9,250.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

9B: Withdrawal followed by a Step-up.

•

Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000.

•

Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,250) and choose the greater amount ($9,250). This is your new GAWA.

•	After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

APPENDIX E

[TO BE UPDATED BY AMENDMENT]

These examples are provided to assist you in understanding how the GWB and GAWA values are computed, and how they may be altered by various events, including subsequent premium payments or partial withdrawals. The examples only depict limited circumstances and specific factual assumptions. The results may vary depending upon the timing or sequence of actions, as well as changes in market conditions. If you are contemplating electing the GMWB, or exercising any rights thereunder, in making your decision please consider the results based on the specific facts that apply to you.

All of the following examples assume you select the 5% GMWB without Step-Up when you purchase your Contract and your initial premium payment is $100,000. No other optional benefits are selected. They also assume that no charges or adjustments will apply to partial withdrawals.

Example 1: At issue, the GWB and GAWA are determined.

•	Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial premium payment.
•	Your Guaranteed Annual Withdrawal Amount (GAWA) is $5,000, which is 5% of your GWB.

Example 2: Subsequent premium payment.

If you make an additional premium payment of $50,000 before you make any withdrawals, then

•	Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional premium payment ($50,000).
•	Your GAWA is $7,500, which is your prior GAWA ($5,000) plus 5% of your additional premium payment ($2,500).

Example 3: Withdrawal equal to the GAWA.

If you take the GAWA ($5,000) as a withdrawal before the end of the first Contract Year, then

•	Your GWB becomes $95,000, which is your prior GWB ($100,000) minus the GAWA ($5,000).
•	Your GAWA for the next year remains $5,000, because you did not take more than the GAWA ($5,000).

Example 4: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA is reduced as a result of the transaction.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.
Your new GWB is $40,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $4,500.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

Example 5: Withdrawal greater than the GAWA when the Contract Value has increased due to positive market performance and the GAWA remains unchanged.

E-1

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.
Your new GWB is $60,000, since this is the lesser of the two amounts.
•

Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

Example 6: Withdrawal greater than the GAWA when the Contract Value has decreased due to negative market performance.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

•	We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
•	First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.
•	Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.
Your new GWB becomes $30,000, since this is the lesser of the two amounts.
•

Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $1,500.

•	After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

E-2

Questions: If you have any questions about your Contract, you may contact us at:
Annuity Service Center:	1 (800) 766-4683
Mail Address:	P.O. Box 17240, Denver, Colorado 80217-0240
Delivery Address:	8055 East Tufts Avenue, Second Floor, Denver, Colorado 80237
Institutional Marketing Group Service Center:	1 (800) 777-7779 (8 a.m. - 8 p.m., ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30392, Lansing, Michigan 48909-7892
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION (SAI) MAY BE CHANGED. WE MAY NOT SELL BASED ON THIS SAI UNTIL THE REGISTRATION STATEMENT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS EFFECTIVE. THIS SAI IS NOT AN OFFER TO SELL, AND IS NOT SOLICITING AN OFFER TO PURCHASE, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

STATEMENT OF ADDITIONAL INFORMATION

__________, 2006

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM

FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT - I

OF JACKSON NATIONAL LIFE INSURANCE COMPANY®

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ________, 2006. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 17240, Denver, Colorado 80217-0240, or calling 1-800-766-4683.

General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National®). Jackson National is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a publicly traded life insurance company in the United Kingdom.

The JNL/Mellon Capital Management S&P Divisions and JNL/S&P Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's (S&P®), a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index and the S&P 400 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500® and S&P 400 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 and S&P 400 Indexes. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX AND THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX AND S&P 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX AND THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.'s ("VLPI") only relationship to JNL is VLPI's licensing to JNL of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to JNL, this Product or any investor. VLPI has no obligation to take the needs of JNL or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL

2

PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100®," "Nasdaq-100 Index®," "Nasdaq Stock Market®" and "Nasdaq®" are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®15 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund or the JNL/Mellon Capital Management VIP Fund. The JNL/Mellon Capital Management Nasdaq® 15 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the

3

Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 15 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

Services

Jackson National keeps the assets of the Separate Account. Jackson National holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Funds bought and sold by the Separate Account.

The financial statements of Jackson National Separate Account - I and Jackson National Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of ___________ an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Jackson National Life Insurance Company's audit report refers to the adoption effective January 1, 2004 of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountant's Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." ___________ is located at _____________.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 8055 E. Tufts Avenue, Denver, Colorado 80237. JNLD is a subsidiary of Jackson National.

We expect to compensate broker/dealers selling the Contracts.

Calculation of Performance

When Jackson National advertises performance for an Investment Division (except the JNL/Select Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Funds. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment") and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable

4

value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson National may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson National believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson National may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

The maximum withdrawal charge is 8.5%.

5

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Funds. The yield on amounts held in the Investment Division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Fund operating expenses.

Any current yield quotations of the JNL/Select Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The JNL/Select Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/Select Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/Select Money Market Division's and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/Select Money Market Division nor that Division's investment in the JNL/Select Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

6

Jackson National's Tax Status

Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Taxation of Annuity Contracts in General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Withholding Tax on Distributions

The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code(other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the

7

employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson National intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

8

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson National regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson National or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers 67 Investment Divisions and 4 Fixed Account options although a Contract owner can select no more than 18 Allocation Options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson National reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

9

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract. Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998, in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange. In response to the Conway decision, the IRS issued Notice 2003-51 announcing that pending the publication of final regulations, the IRS will consider all the facts and circumstances, using general principles of tax law, to determine whether a partial exchange and a subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the date on which the partial exchange was completed should be treated as an integrated transaction. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

10

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval

The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the Contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then

11

the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) upon separation from service after attainment of age 55, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

12

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes – Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are

13

cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National's administrative procedures. Jackson National is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson National specifically consents to be bound. Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals – Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under

14

applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005 and $1,000 for 2006 and later.

Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately.

An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included

15

in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans -- Section 457

Under Code provisions, employees and independent Contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the elective deferral limitation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000 for 2002 and by additional $1,000 increments through 2006, when the catch-up contribution will be $5,000.

The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an

16

eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under Section 457 of the Code unless made after the participant:

•	attains age 70 1/2,
•	severs employment,
•	dies, or
•	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)

a per share credit or charge with respect to any taxes paid or reserved for by Jackson National during the valuation period which are determined by Jackson National to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and
(c)

is the asset charge factor determined by Jackson National for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit

17

(which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

18

Condensed Financial Information

[THE SEPARATE ACCOUNT AND LIFE COMPANY FINANCIALS WILL BE FILED BY AMENDMENT].

PART C. OTHER INFORMATION

Item 24.	Financial Statements and Exhibits
(a) Financial Statements:
(1) Financial statements and schedules included in Part A: [to be filed by amendment]
(2) Financial statements and schedules included in Part B: [to be filed by amendment]
Item 24.(b)	Exhibits
Exhibit No.	Description
1.

Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to the Registrant's Post-Effective Amendment No. 9, filed on April 21, 1999 (File Nos. 033-82080 and 811-08664).

2.	Not Applicable
3.a.	General Distributor Agreement dated June 30, 1998, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).
4.a.	Specimen of the Retirement Latitudes Fixed and Variable Annuity Contract, attached hereto.
b.	Specimen of Tax Sheltered Annuity Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1, filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).
c.	Specimen of Retirement Plan Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1, filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).
d.	Specimen of Individual Retirement Annuity Endorsement, incorporated by reference to the Registrant's Registration Statement, filed on August 19, 2004 (File Nos. 333-118368 and 811-08664).
e.	Specimen of Roth IRA Endorsement, incorporated by reference to the Registrant's Registration Statement, filed on August 19, 2004 (File Nos. 333-118368 and 811-08664).
f.	Specimen of Charitable Remainder Trust Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment 1, filed on December 23, 2004 (File Nos. 333-11368 and 811-08664).
g.	Specimen of Earnings Protection Benefit Endorsement, incorporated by reference to the Registrant's Registration Statement, filed on September 28, 2001 (File Nos. 333-70472 and 811-08664).
h.	Specimen of 5% Roll-Up Death Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).

i.	Specimen of 4% Roll-Up Death Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).
j.	Specimen of Highest Anniversary Value Death Benefit, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).
k.

Specimen of Combination 5% Roll-up and Highest Anniversary Value Death Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).

l.

Specimen of Combination 4% Roll-up and Highest Anniversary Value Death Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).

m.	Specimen of 3% Contract Enhancement Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 6, filed on June 11, 2003 (File Nos. 333-70472 and 811-8664).
n.	Specimen of 4% Contract Enhancement Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 6, filed on June 11, 2003 (File Nos. 333-70472 and 811-08664).
o.	Specimen of 2% Contract Enhancement Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 6, filed on June 11, 2003 (File Nos. 333-70472 and 811-08664).
p.	Specimen of Guaranteed Minimum Income Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 11, filed on July 21, 2004 (File Nos. 333-70472 and 811-08664).
q.	Specimen of Reduced Administration Charge Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 1, filed on April 29, 2002 (File Nos. 333-70472 and 811-08664).
r.

Specimen of Guaranteed Minimum Withdrawal Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 19, filed on October 20, 2005 (File Nos. 333-70472 and 811-08664).

s.

Specimen of 5% Guaranteed Minimum Withdrawal Benefit With Annual Step-up Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 17, filed on June 20, 2005 (File Nos. 333-70472 and 811-08664).

t.

Specimen of 5% Guaranteed Minimum Withdrawal Benefit Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 17, filed on June 20, 2005 (File Nos. 333-70472 and 811-08664).

u.

Specimen of 5% For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up, incorporated by reference to the Registrant's Post-Effective Amendment No. 24 filed on January 31, 2006 (File Nos. 333-70472 and 811-08664).

v.

Specimen of 5% For Life Guaranteed Minimum Withdrawal Benefit with Bonus and Annual Step-Up, incorporated by reference to the Registrant's Post-Effective Amendment No. 24 filed on January 31, 2006 (File Nos. 333-70472 and 811-08664).

w.

Specimen of 5% For Life Guaranteed Minimum Withdrawal Benefit with Bonus and 5-Year Step-Up, incorporated by reference to the Registrant's Post-Effective Amendment No. 24 filed on January 31, 2006 (File Nos. 333-70472 and 811-08664).

x.

Specimen of Joint 5% For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up, incorporated by reference to the Registrant's Post-Effective Amendment No. 24 filed on January 31, 2006 (File Nos. 333-70472 and 811-08664).

y.

Specimen of Joint 5% For Life Guaranteed Minimum Withdrawal Benefit with Bonus and 5-Year Step-Up, incorporated by reference to the Registrant's Post-Effective Amendment No. 24 filed on January 31, 2006 (File Nos. 333-70472 and 811-08664).

z.	Specimen of 4 Year Withdrawal Charge Schedule, attached hereto.
aa.	Specimen of 20% Additional Free Withdrawal Benefit Endorsement, attached hereto.
5.a.	To be filed by amendment.
6.a.	Articles of Incorporation of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment No. 3, filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).
b.	By-laws of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment No. 3, filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).
7.a.	To be filed by amendment.
8.	Not Applicable
9.	Opinion and Consent of Counsel, attached hereto.
10.	To be filed by amendment.
11.	Not Applicable
12.	Not Applicable

Item 25.	Directors and Officers of the Depositor
Name and Principal Business Address	Positions and Offices with Depositor

Richard D. Ash 1 Corporate Way Lansing, MI 48951	Vice President - Actuary & Appointed Actuary

John B. Banez 1 Corporate Way Lansing, MI 48951	Vice President - Systems & Programming

James Binder 1 Corporate Way Lansing, MI 48951	Vice President - Finance & Corporate Strategy

John H. Brown 1 Corporate Way Lansing, MI 48951	Vice President - Government Relations

Joseph Mark Clark 1 Corporate Way Lansing, MI 48951	Vice President - Policy Administration

Marianne Clone 1 Corporate Way Lansing, MI 48951	Vice President - Administration

James B. Croom 1 Corporate Way Lansing, MI 48951	Vice President & Deputy General Counsel

Gerald W. Decius 1 Corporate Way Lansing, MI 48951	Vice President - Systems Application Coordinator

Lisa C. Drake 1 Corporate Way Lansing, MI 48951	Senior Vice President & Chief Actuary

Phillip Brian Eaves 1 Corporate Way Lansing, MI 48951	Vice President – Corporate Development

Robert A. Fritts 1 Corporate Way Lansing, MI 48951	Senior Vice President & Controller – Financial Operations

James D. Garrison 1 Corporate Way Lansing, MI 48951	Vice President - Tax

Julia A. Goatley 1 Corporate Way Lansing, MI 48951	Assistant Vice President & Associate General Counsel & Assistant Secretary

James Golembiewski 1 Corporate Way Lansing, MI 48951	Vice President & Chief Compliance Officer - Separate Accounts

Andrew B. Hopping 1 Corporate Way Lansing, MI 48951	Executive Vice President, Chief Financial Officer, Treasurer & Director

Stephen A. Hrapkiewicz, Jr. 1 Corporate Way Lansing, MI 48951	Senior Vice President - Human Resources

Clifford J. Jack 8055 E. Tufts Avenue Suite 1000 Denver, CO 80237	Executive Vice President & Chief Distribution Officer

Timo P. Kokko 1 Corporate Way Lansing, MI 48951	Vice President - Support Services

Everett W. Kunzelman 1 Corporate Way Lansing, MI 48951	Vice President - Underwriting

Lynn W. Lopes 1 Corporate Way Lansing, MI 48951	Vice President - Group Pension

Clark P. Manning 1 Corporate Way Lansing, MI 48951	President & Chief Executive Officer & Director

Thomas J. Meyer 1 Corporate Way Lansing, MI 48951	Senior Vice President, General Counsel & Secretary

Dean M. Miller 1 Corporate Way Lansing, MI 48951	Vice President - Group Pension

Keith R. Moore 1 Corporate Way Lansing, MI 48951	Vice President - Technology

Jacky Morin 1 Corporate Way Lansing, MI 48951	Vice President - Group Pension

P. Chad Myers 1 Corporate Way Lansing, MI 48951	Senior Vice President - Asset/Liability Management

J. George Napoles 1 Corporate Way Lansing, MI 48951	Executive Vice President & Chief Administration Officer

Mark D. Nerud 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President - Fund Accounting & Administration

Russell E. Peck 1 Corporate Way Lansing, MI 48951	Vice President & Assistant Controller - Financial Reporting

Bradley J. Powell 210 Interstate North Parkway Suite 401 Atlanta, GA 30339-2120	Vice President - Institutional Marketing Group

Laura L. Prieskorn 1 Corporate Way Lansing, Michigan 48951	Vice President - Model Office

James B. Quinn 1 Corporate Way Lansing, MI 48951	Vice President - Broker Management

Kathleen M. Smith 1 Corporate Way Lansing, MI 48951	Vice President - Administration - Denver Service Center

James R. Sopha 1 Corporate Way Lansing, MI 48951	Executive Vice President - Corporate Development & Director

Robert M. Tucker, Jr. 1 Corporate Way Lansing, MI 48951	Vice President - Regional IT

Michael A. Wells 401 Wilshire Boulevard Suite 1200 Santa Monica, CA 90401	Chief Operating Officer & Director

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant.

Company	State of Organization	Control/Ownership	Business Principal

120 Orion, LLC	South Carolina	100% Jackson National Life Insurance Company	Real Estate

Alcona Funding LLC	Delaware	100% Jackson National Life Insurance Company	Investment Related Company

Berrien Funding LLC	Delaware	100% Jackson National Life Insurance Company	Investment Related Company

BH Clearing, LLC	Michigan	100% Jackson National Life Insurance Company	Broker/Dealer

Brooke Holdings, Inc.	Delaware	100% Brooke Holdings (UK) Limited	Holding Company Activities

Brooke Holdings (UK) Limited	United Kingdom	100% Holborn Delaware Corporation	Holding Company Activities

Brooke Investment, Inc.	Delaware	100% Brooke Holdings, Inc.	Investment Related Company

Brooke Life Insurance Company	Michigan	100% Brooke Holdings, Inc.	Life Insurance

Brooke (Jersey) Limited	United Kingdom	100% Prudential One Limited	Holding Company Activities

Calhoun Funding LLC	Delaware	100% Jackson National Life Insurance Company	Investment Related Company

Crescent Telephone	Delaware	100% Jackson National Life Insurance Company	Telecommunications

Curian Capital, LLC	Michigan	100% Jackson National Life Insurance Company	Registered Investment Advisor

Equestrian Pointe Investors, L.L.C.	Illinois	100% Jackson National Life Insurance Company	Real Estate

Forty Partners #1, L.C.	Missouri	100% Jackson National Life Insurance Company	Real Estate

GCI Holding Corporation	Delaware	70% Jackson National Life Insurance Company	Holding Company Activities

GS28 Limited	United Kingdom	100% Brooke Holdings (UK) Limited	Holding Company Activities

Hermitage Management, LLC	Michigan	100% Jackson National Life Insurance Company	Advertising Agency

Holborn Delaware Corporation	Delaware	100% Prudential Four Limited	Holding Company Activities

Holliston Mills	Delaware	70% Jackson National Life Insurance Company	Textile Mfg.

Industrial Coatings Group	Delaware	70% Jackson National Life Insurance Company	Textile Mfg.

IFC Holdings, Inc.	Delaware	100% National Planning Holdings Inc.	Broker/Dealer

Investment Centers of America	Delaware	100% IFC Holdings, Inc.	Broker/Dealer

JNL Investors Series Trust	Massachusetts	100% Jackson National Life Insurance Company	Investment Company

Jackson National Asset Management, LLC	Michigan	100% Jackson National Life Insurance Company	Investment Adviser and Transfer Agent

Jackson National Life (Bermuda) Ltd.	Bermuda	100% Jackson National Life Insurance Company	Life Insurance

Jackson National Life Distributors, Inc.	Delaware	100% Jackson National Life Insurance Company	Advertising/Marketing Corporation and Broker/Dealer

Jackson National Life Insurance Company	New York	100% Jackson National Life Insurance Company of New York	Life Insurance

JNLI LLC	Delaware	100% Jackson National Life Insurance Company	Tuscany Notes

JNL Series Trust	Massachusetts	Common Law Trust with contractual association with Jackson National Life Insurance Company of New York	Investment Company

JNL Southeast Agency LLC	Michigan	100% Jackson National Life Insurance Company	Insurance Agency

JNL Variable Fund LLC	Delaware	100% Jackson National Separate Account - I	Investment Company

JNLNY Variable Fund I LLC	Delaware	100% JNLNY Separate Account I	Investment Company

LePages Management Company, LP	Delaware	50% LePages MC, LLC

LePages MC, LLC	Delaware	100% PPM Management, Inc.

Life of Georgia Agency, Inc.	Georgia	100% Brooke Holdings, Inc.	Insurance Agency

Meadows NRH Associates, L.P.	Texas	100% Meadows NRH, Inc.	Real Estate

Meadows NRH, Inc.	Texas	100% Jackson National Life Insurance Company	Real Estate

National Planning Corporation	Delaware	100% National Planning Holdings, Inc.	Broker/Dealer and Investment Adviser

National Planning Holdings, Inc.	Delaware	100% Brooke Holdings, Inc.	Holding Company Activities

Piedmont Funding LLC	Delaware	100% Jackson National Life Insurance Company	Investment Related Company

PPM Holdings, Inc.	Delaware	100% Brooke Holdings, Inc.	Holding Company Activities

Prudential plc	United Kingdom	Publicly Traded	Financial Institution

Prudential One Limited	United Kingdom	100% Prudential plc	Holding Company Activities

Prudential Two Limited	United Kingdom	100% Prudential One Limited	Holding Company Activities

Prudential Three Limited	United Kingdom	100% Prudential One Limited	Holding Company Activities

Prudential Four Limited	United Kingdom	80% Prudential One Limited, 10% Prudential Two Limited, 10% Prudential Three Limited	Holding Company Activities

SII Investments, Inc.	Wisconsin	100% National Planning Holdings, Inc.	Broker/Dealer

Item 27.	Not applicable.

Item 28.	Indemnification

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a)

Jackson National Life Distributors, Inc. acts as general distributor for the Jackson National Separate Account - I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II and the JNLNY Separate Account IV.

(b)	Directors and Officers of Jackson National Life Distributors, Inc.:

Name and Business Address	Positions and Offices with Underwriter

Michael A. Wells 401 Wilshire Blvd. Suite 1200 Santa Monica, CA 90401	Director

Andrew B. Hopping 1 Corporate Way Lansing, MI 48951	Director and Chief Financial Officer

Clifford J. Jack 8055 E. Tufts Avenue Suite 1000 Denver, CO 80237	President and Chief Executive Officer

Nikhil Advani 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Business Planning Services

Stephen M. Ash 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Finance

Michael Bell 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President and Chief Legal Officer

Kristen (West) Billows 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Fixed and Index Annuities Marketing Strategy

William Britt 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Print and Distribution Services

Tori Bullen 210 Interstate North Parkway Suite 401 Atlanta, GA 30339-2120	Vice President - Institutional Marketing Group

Greg Cicotte 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Executive Vice President, National Sales Manager

Maura Collins 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Regulatory Accounting and Special Projects

Steve Goldberg 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - National Sales Desk

Julia A. Goatley 1 Corporate Way Lansing, MI 48951	Assistant Secretary

Luis Gomez 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Corporate/Curian Brand Manager

Thomas Hurley 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Market Research and Analysis

Mark Jones 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Production Management

Steve Kluever 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President - Variable Product Development

James Livingston 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Executive Vice President - Operations

Doug Mantelli 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Creative Services

Susan McClure 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Business Development and Chief of Staff

James McCorkle 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - National Accounts

Thomas J. Meyer 1 Corporate Way Lansing, MI 48951	Secretary

Jack Mishler 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Marketing Strategy, Variable Annuities

Michael Nicola 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President - Strategic Relationships

Bradley J. Powell 210 Interstate North Parkway Suite 401 Atlanta, GA 30339-2120	Executive Vice President

Peter Radloff 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Advanced Markets

Gregory B. Salsbury 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Executive Vice President

Greg Smith 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President - Business Planning Services

David Sprague 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President - Marketing Strategy

Daniel Starishevsky 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Senior Vice President - Marketing Communications

Doug Townsend 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President and Controller - Financial Operations

Ray Trueblood 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - Life Insurance Marketing Strategy

Phil Wright 8055 E. Tufts Avenue Suite 1100 Denver, CO 80237	Vice President - New Business Development

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation

Jackson National Life Distributors, Inc.	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item 30.	Location of Accounts and Records

Jackson National Life Insurance Company

1 Corporate Way

Lansing, Michigan 48951

Jackson National Life Insurance Company

Institutional Marketing Group Service Center

1 Corporate Way

Lansing, Michigan 48951

Jackson National Life Insurance Company

8055 East Tufts Ave., Second Floor

Denver, Colorado 80237

Jackson National Life Insurance Company

225 West Wacker Drive, Suite 1200

Chicago, IL 60606

Item 31.	Management Services

Not Applicable

Item 32.	Undertakings and Representations
a.

Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.

Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c.

Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d.

Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

e.

The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS Section 403(b)(11).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Lansing, and State of Michigan, on this 1st day of March, 2006.

Jackson National Separate Account - I

(Registrant)

Jackson National Life Insurance Company

By: /s/ Thomas J. Meyer

Thomas J. Meyer

Senior Vice President, Secretary,

and General Counsel

Jackson National Life Insurance Company

(Depositor)

By: /s/ Thomas J. Meyer

Thomas J. Meyer

Senior Vice President, Secretary,

and General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas J. Meyer* Clark P. Manning, Jr., President, Chief Executive Officer and Director	March 1, 2006
/s/ Thomas J. Meyer* Michael A. Wells, Director	March 1, 2006
/s/ Thomas J. Meyer* Andrew B. Hopping, Executive Vice President - Chief Financial Officer and Director	March 1, 2006
/s/ Thomas J. Meyer* Robert A. Fritts, Vice President and Comptroller - Financial Operations	March 1, 2006
/s/ Thomas J. Meyer* James R. Sopha, Executive Vice President and Director	March 1, 2006

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoints Clark P. Manning, Jr., Andrew B. Hopping, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee, and John S. (Scott) Kreighbaum (each with power to act without the others) his attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940. This Power of Attorney concerns JNL Separate Account - I, JNL Separate Account III, JNL Separate Account IV, and JNL Separate Account V, as well as any future separate accounts the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale. The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of the 3rd day of January, 2006.

/s/ Clark P. Manning, Jr.

Clark P. Manning, Jr., President, Chief

Executive Officer and Director

/s/ Michael A. Wells

Michael A. Wells, Chief Operating Officer

and Director

/s/ Andrew B. Hopping

Andrew B. Hopping, Executive Vice President,

Chief Financial Officer, Treasurer and Director

/s/ Robert A. Fritts

Robert A. Fritts, Senior Vice President and

Controller

/s/ James R. Sopha

James R. Sopha, Executive Vice President

and Director

EXHIBIT LIST

Exhibit No.
Description

4.a.	Specimen of the Retirement Latitudes Fixed and Variable Annuity Contract, attached hereto as EX-4.a.

4.z.	Specimen of 4 Year Withdrawal Charge Schedule, attached hereto as EX-4.z.

4.aa.	Specimen of 20% Additional Free Withdrawal Benefit Endorsement, attached hereto as EX-4.aa.

9.	Opinion and Consent of Counsel, attached hereto as EX-9.